AR/S
P.E. 10/31/01
1-04121

P.E. REC.
JAN 2 2 2002
1086

02011448

DEERE & COMPANY ANNUAL REPORT 2001

JAN 2 2 2002
316



JOHN DEERE

NOTHING RUNS LIKE A DEERE

PROCESSED
JAN 2 4 2002
THOMSON
FINANCIAL

Record Number of Innovative Products Introduced Worldwide



Boldly strengthening its global competitive position, John Deere introduced a record number of new products in 2001. This included 63 new and updated models of farm machinery for Europe, where Deere is moving aggressively to gain market leadership.

In addition, a total of 80 new models of Commercial & Consumer and Construction & Forestry equipment were introduced to homeowners, grounds-care professionals and contractors.



Deere Management Team: Committed to Creating Exceptional Value

From left, David Purvis, John Lawson, John Jenkins, Pierre Leroy, David Everitt, Robert Lane, H.J. Markley, Michael Orr, James Jenkins, Nathan Jones and Samuel Allen.

CHAIRMAN'S MESSAGE

Building a Business as Great as Our Products

- Loss of $64 million reported for year; tough markets expected in 2002
- Decisive actions target exceptional operating performance, improvements in shareholder value
- Top priorities include rigorous asset management, cost control, and value realization
- Record new-product year bolsters global competitive position

Last year was a difficult one for John Deere. Sales were held in check by deep manufacturing-production cutbacks and weak markets, resulting in a loss after special charges. Although we're hopeful worldwide economies will regain their footing later in 2002, Deere is bracing for difficult conditions and expects financial performance to remain under pressure.

For fiscal 2001, Deere reported a net loss of $64 million on total net sales and revenues of $13.3 billion. This compared with net income of $486 million and total revenues of $13.1 billion in 2000. Without $217 million in after-tax special charges for restructuring activities and early retirements, earnings would have been $153 million.

Besides general weakness in our major markets, results were affected by the aggressive production cutbacks at our manufacturing facilities, which substantially reduced levels of working capital. Such an action underscores the vital importance of improved asset utilization and sets the tone for a lean, disciplined enterprise.

Along these lines, the company has taken a number of decisive actions aimed at building a business as great as our products and achieving a dramatic increase in shareholder value. These steps included exiting the unprofitable hand-held consumer products business, restructuring the construction and forestry division, targeting an 8 percent reduction in the U.S. salaried workforce, and transferring ownership of $2.2 billion of dealer receivables to our credit organization.

At the same time, we strengthened our global competitive position by introducing a record number of new products in our equipment divisions.



Notably, we remain committed to designing and manufacturing products with the kind of advanced technology which customers find of particular value.

Running Smart, Fast & Lean

John Deere businesses responded to the year's difficult conditions through a series of actions to reduce costs and improve asset utilization while remaining focused on serving their customers:

- **Our agricultural-equipment operations** had their largest new-product year ever, with up to 63 models of farm machinery previewed to dealers from around the world at shows in the U.S. and Europe. Of particular importance are the new 20-series tractors, whose advanced features are expected to help the company extend its competitive advantage. Despite late-year production cutbacks, agricultural equipment had 6 percent higher sales and operating profit before special items of $354 million. Sales were especially strong for John Deere combines, which continued to make substantial market-share gains and win high marks from customers.

- **Deere's commercial and consumer equipment** division took important steps that will aid operating and asset efficiency in the future. In recent months,



this division sold its hand-held consumer products business and shifted responsibility for commercial worksite products to the construction and forestry division, resulting in the planned closure of a Tennessee factory.

In addition, Commercial & Consumer Equipment entered an important new market sector with the formation of John Deere Landscapes, which offers irrigation equipment and nursery supplies to landscape service professionals across the U.S. Further, the division took particularly aggressive actions to reduce working capital. Production tonnage was off more than 20 percent, helping reduce receivable and inventory levels by more than $300 million, excluding acquisitions.

• **In Deere's construction and forestry equipment business,** a sweeping restructuring effort was undertaken to bolster profitability. This resulted in the closures of a factory in Alabama and an office, as well as the elimination of about 425 salaried positions. In another important development, the division is assuming responsibility for marketing and distribution of Hitachi-brand products in the Americas.

Significantly, the division remained profitable last year before special charges in spite of being hard hit by the slumping economy. This was particularly true in the important rental segment, where equipment sales to independent rental companies were off by about 60 percent.

• **In financial services,** John Deere Credit's net income reached a record $177 million in 2001 on an 8 percent rise in average managed assets. Managed assets outside of the U.S. and Canada increased by approximately 20 percent, with the ending balance topping $1 billion. Credit expects to follow through on this strong performance with further solid growth in its core financial portfolio in 2002. In addition, our credit operations are taking over the financing and administration of Deere-equipment trade receivables in the U.S.

Taking the John Deere Experience To a Higher Level

While it is noteworthy that the company remained profitable last year before special charges, we are far from satisfied with our financial and operating performance. And the current recession is only partly to blame. For Deere to reach its ambitious goals, we have to do more than weather periodic economic storms. We can't change the fact that our markets are cyclical. But we're determined to make fundamental changes that will drive improved performance in all phases of the business cycle and lead to superior financial returns.

Deere stock fared far better than the overall market in fiscal 2001, but the unacceptable truth is that our shares today are trading at levels first seen in early 1996. Truly, the John Deere Experience, which we aspire to take to even higher levels for customers and employees, has come up short for investors.

Building a Business As Great as Our Products

How, then, are we to achieve dramatically higher financial results and see these improvements accounted for in our stock price? By taking dead aim at the basic, long-term shortcomings that have prevented us from building a business as great as our products. Although John Deere is a fabulous enterprise in so many ways, our results have lagged due to the fact that, as a company, we are asset-heavy and margin-lean.

This means we use too much inventory, receivables, and plant and equipment to serve our customers well and, further, that our cost structure is too high and needs improvement.

Only by making simultaneous breakthroughs in asset and operating efficiency can we achieve our goal of a 20 percent operating return on equipment assets (e.g., 10% operating margin x 2 asset turns) at normal sales volumes. In the past, we have approached this return only in peak periods. However, we believe it can become the new norm as we mount an all-out assault on excess assets and costs *at the same time.*

Many of our recent actions have been directly related to making improvements in these areas:

◦ Last year alone, receivables and inventory levels declined by $400 million, excluding acquisitions, as a result of production cuts, with a similar reduction being planned for 2002.

◦ In a key step meant to promote more-disciplined asset management, some $2.2 billion of trade receivables, formerly carried on the equipment operations books, were sold to the company's credit division at year-end. Beginning in 2002, the cost of financing these receivables will be charged to the equipment operations, resulting in a direct and visible financial penalty for building assets.

◦ Asset and cost control initiatives moved ahead, notably the redevelopment of our farm-tractor operations in Waterloo, Iowa. The $127 million effort is expected to lead to a dramatic reduction in product-delivery times while curbing costs, improving inventory turns and enhancing product quality.

◦ Taking aim at a leaner cost structure, the company undertook an early-retirement program in 2001 that is expected to achieve ongoing after-tax savings of about $90 million annually. A further step, targeting a headquarters-staff reduction of about 250 positions, was under way at year-end. It is expected to result in an annual after-tax financial benefit of a little more than $10 million. In total, about 4,000 positions are likely to be eliminated through a combination of retirements, layoffs, restructuring activities and asset sales.

◦ Also important, Deere is holding operations to a higher level of performance accountability. To that end, most of the assets associated with our Homelite consumer-products operation were sold. The sale underscores our determination to support only businesses capable of earning more than their cost of capital.

Pursuing Global Growth

Growth still matters. We cannot reach our financial objectives by cost and asset control alone. Deere is continuing to invest in capital projects, new products and new businesses with an eye toward future sources of sales and profit.

International expansion, as one example, offers an especially exciting growth platform for John Deere. Though sales outside of the U.S. and Canada already account for more than one-fourth of our equipment sales, our global market shares are quite modest. We intend to change that.

Keynoted by the record introduction of some five-dozen new farm-machinery products, Deere is launching a particularly aggressive drive to win new customers in Europe. The agricultural-equipment market there is as large as North America's yet John Deere's position is much smaller. We're confident that with a host of new products and credit services, our presence in Europe can grow, and do so profitably, in a very short time.

Other parts of the world present growth possibilities as well, especially longer term, due to the increased need for farm mechanization that is normally associated with economic development. We're working hard to capitalize on this trend by making inroads in developing markets such as India, China and Brazil.







In all these areas, we have established a significant manufacturing presence in recent years and upgraded our marketing, service, distribution, and financing capabilities. Our objective is to be well-positioned to take advantage of profitable opportunities as these markets grow over time.

In support of increased global-equipment sales, Deere is expanding its international financing operations as well. John Deere Credit now has a presence in eight countries outside of the U.S. and Canada and has secured a banking license in Luxembourg to facilitate lending to customers throughout Europe.

Disciplined Growth

We are seeking growth that is ambitious yet disciplined, within the scope of our skills and competencies. In this regard, offering creative solutions for customers is an area of great promise. While over three-fourths of John Deere revenues come from equipment sales, equipment purchases account for only a few cents of every dollar spent on the average farmsite, worksite or homesite. In such an environment, Deere sees a prime opportunity to supplement its equipment offerings with new and expanded services, including financial and global-agricultural services.

One of the best examples to date of this "solutions" approach is the John Deere Landscapes operation, formed through last year's acquisitions of McGinnis Farms and Century Rain Aid.

John Deere Landscapes primarily serves grounds-care professionals with a full range of irrigation, nursery, and related supplies through a network of over 200 store locations. These operations will likely generate more than $400 million of sales in 2002 – and serve many of the same commercial customers who already own John Deere mowers and tractors. Besides being a viable, growing business in its own right, John Deere Landscapes also creates more chances to cross-sell machinery, service parts and credit.

Nothing Runs Like a Deere®

Reaching our goals for asset intensity, operating efficiency and disciplined growth will demand the best of us. Fortunately, the company has the attributes to meet these challenges.

Deere people throughout the world are unparalleled in their skill and unmatched in their passion and enthusiasm. Our dealers are consistently cited as one of the main reasons customers buy quality John Deere products. As for those products, a record number are now coming to market the world-over, accompanied by superior financing, parts and service. All this, of course, is supported by a fabled heritage of quality, integrity and honest value, plus an internationally venerated brand.

Without question, we have what is needed to break the old patterns and build a business as great as our products. John Deere stands as one of the world's preeminent companies. We aim to make it a preeminent investment as well.

Deere's talented and uncommonly dedicated corps of employees – some 40,000 strong – is focused on making this aspiration a reality. As a result, the term *Nothing Runs Like a Deere* will become as meaningful to our owners as to the customers and others we have served so well for so long – and will serve even better in the years ahead.

Sincerely,

December 5, 2001

RW Lane

Robert W. Lane

Financial Review

Deere & Company
STATEMENT OF CONSOLIDATED INCOME

	CONSOLIDATED (Deere & Company and Consolidated Subsidiaries)		
	Year Ended October 31		
(In millions of dollars except per share amounts)	2001	2000	1999
Net Sales and Revenues			
Net sales	$11,077.4	$11,168.6	$ 9,701.2
Finance and interest income	1,445.2	1,321.3	1,104.4
Health care premiums and fees	585.0	473.7	716.1
Investment income	11.8	18.6	61.4
Other income	173.5	154.6	167.8
Total	13,292.9	13,136.8	11,750.9
Costs and Expenses			
Cost of sales	9,376.4	8,936.1	8,177.5
Research and development expenses	590.1	542.1	458.4
Selling, administrative and general expenses	1,716.8	1,504.9	1,362.1
Interest expense	765.7	676.5	556.6
Health care claims and costs	476.0	380.5	594.9
Other operating expenses	392.7	319.2	236.3
Total	13,317.7	12,359.3	11,385.8
Income (Loss) of Consolidated Group before Income Taxes	(24.8)	777.5	365.1
Provision (credit) for income taxes	17.7	293.8	134.7
Income (Loss) of Consolidated Group	(42.5)	483.7	230.4
Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates			
Credit	(3.3)	.6	(.3)
Other	(18.2)	1.2	9.1
Total	(21.5)	1.8	8.8
Net Income (Loss)	$ (64.0)	$ 485.5	$ 239.2
Per Share Data			
Net income (loss) – basic	$ (.27)	$ 2.07	$ 1.03
Net income (loss) – diluted	$ (.27)	$ 2.06	$ 1.02
Dividends declared	$ .88	$ .88	$ .88

The "Consolidated" (Deere & Company and Consolidated Subsidiaries) data in this statement conform with the requirements of FASB Statement No. 94. In the supplemental consolidating data in this statement, "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The consolidated group data in the "Equipment Operations" income statement reflect primarily the results of the agricultural equipment, commercial and consumer equipment, and construction and forestry operations. The supplemental "Financial Services" consolidating data in this statement includes primarily Deere & Company's credit operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the "Consolidated" data. The notes to consolidated financial statements are an integral part of this statement.

REPORT OF MANAGEMENT

The consolidated financial statements and other financial information of Deere & Company in this report were prepared by management, which is responsible for their contents. They reflect amounts based upon management's best estimates and informed judgments. In management's opinion, the financial statements present fairly the financial position, results of operations and cash flows of the company in conformity with accounting principles generally accepted in the United States of America.

The company maintains a system of internal accounting controls and procedures which is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized, that they are included in the financial records in all material respects, and that accountability for assets is maintained. The accounting controls and procedures are supported by careful selection and training of personnel, examinations by an internal auditing department and a continuing management commitment to the integrity of the system.

The financial statements have been audited to the extent required by auditing standards generally accepted in the United States of America by Deloitte & Touche LLP, independent auditors. The independent auditors have evaluated the company's internal control structure and performed tests of procedures and accounting records in connection with the issuance of their report on the fairness of the financial statements.

The Board of Directors has appointed an Audit Review Committee composed entirely of directors who are not employees of the company. The Audit Review Committee meets with representatives of management, the internal auditing department and the independent auditors, both separately and jointly. The Committee discusses with the independent auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their auditors' report, consults with the internal audit staff and reviews management's administration of the system of internal accounting controls. The Committee reports to the Board on its activities and findings.

EQUIPMENT OPERATIONS (Deere & Company with Financial Services on the Equity Basis)			FINANCIAL SERVICES		
Year Ended October 31			Year Ended October 31		
2001	2000	1999	2001	2000	1999
$11,077.4	$11,168.6	$ 9,701.2			
95.9	99.1	92.5	$ 1,383.5	$ 1,245.4	$ 1,027.1
			603.6	493.0	741.9
.1	7.7	1.1	11.7	10.9	60.3
129.3	101.5	86.1	79.7	83.9	110.2
11,302.7	11,376.9	9,880.9	2,078.5	1,833.2	1,939.5
9,391.9	8,952.2	8,193.1			
590.1	542.1	458.4			
1,295.3	1,149.4	953.6	424.6	357.9	411.4
268.9	183.1	161.9	530.8	516.5	409.9
			476.0	380.5	602.8
82.2	44.3	28.6	346.2	306.6	235.6
11,628.4	10,871.1	9,795.6	1,777.6	1,561.5	1,659.7
(325.7)	505.8	85.3	300.9	271.7	279.8
(87.9)	194.7	42.1	105.6	99.1	92.6
(237.8)	311.1	43.2	195.3	172.6	187.2
176.8	161.5	174.9	(3.3)	.6	(.3)
(3.0)	12.9	21.1	.1		.1
173.8	174.4	196.0	(3.2)	.6	(.2)
$ (64.0)	$ 485.5	$ 239.2	$ 192.1	$ 173.2	$ 187.0

INDEPENDENT AUDITORS' REPORT

Deere & Company:

We have audited the accompanying consolidated balance sheets of Deere & Company and subsidiaries as of October 31, 2001 and 2000 and the related statements of consolidated income, changes in consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deere & Company and subsidiaries at October 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
November 20, 2001

DEERE & COMPANY
CONSOLIDATED BALANCE SHEET

(In millions of dollars except per share amounts)	CONSOLIDATED (Deere & Company and Consolidated Subsidiaries)	
	October 31	
ASSETS	**2001**	**2000**
Cash and cash equivalents	$ 1,030.0	$ 291.7
Cash equivalents deposited with unconsolidated subsidiaries		
Cash and cash equivalents	1,030.0	291.7
Marketable securities	176.2	127.4
Receivables from unconsolidated subsidiaries and affiliates	316.6	230.9
Trade accounts and notes receivable - net	2,922.5	3,169.2
Financing receivables - net	9,198.9	8,275.7
Other receivables	388.9	395.3
Equipment on operating leases - net	1,939.3	1,954.4
Inventories	1,505.7	1,552.9
Property and equipment - net	2,052.3	1,912.4
Investments in unconsolidated subsidiaries and affiliates	198.4	190.7
Intangible assets - net	874.0	652.2
Prepaid pension costs	652.0	635.3
Other assets	420.8	256.8
Deferred income taxes	883.1	740.4
Deferred charges	104.4	84.1
Total	$22,663.1	$20,469.4

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES		
Short-term borrowings	$ 6,198.5	$ 5,758.5
Payables to unconsolidated subsidiaries and affiliates	16.6	32.7
Accounts payable and accrued expenses	3,097.1	2,976.4
Health care claims and reserves	100.3	63.4
Accrued taxes	44.1	57.5
Deferred income taxes	12.9	74.6
Long-term borrowings	6,560.7	4,764.3
Retirement benefit accruals and other liabilities	2,640.7	2,440.1
Total liabilities	18,670.9	16,167.5
STOCKHOLDERS' EQUITY		
Common stock, $1 par value (authorized – 600,000,000 shares; issued – 268,215,602 shares in 2001 and 266,042,070 shares in 2000), at stated value	1,948.6	1,864.4
Common stock in treasury, 30,883,879 shares in 2001 and 31,486,348 shares in 2000, at cost	(1,405.5)	(1,439.0)
Unamortized restricted stock compensation	(16.8)	(10.9)
Retained earnings	3,834.8	4,117.2
Total	4,361.1	4,531.7
Minimum pension liability adjustment	(16.2)	(8.5)
Cumulative translation adjustment	(285.5)	(222.4)
Unrealized loss on derivatives	(72.0)	
Unrealized gain on marketable securities	4.8	1.1
Accumulated other comprehensive income (loss)	(368.9)	(229.8)
Total stockholders' equity	3,992.2	4,301.9
Total	$22,663.1	$20,469.4

The "Consolidated" (Deere & Company and Consolidated Subsidiaries) data in this statement conform with the requirements of FASB Statement No. 94. In the supplemental consolidating data in this statement, "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The supplemental "Financial Services" consolidating data in this statement includes primarily Deere & Company's credit operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the "Consolidated" data.

The notes to consolidated financial statements are an integral part of this statement.

EQUIPMENT OPERATIONS (Deere & Company with Financial Services on the Equity Basis)		FINANCIAL SERVICES	
October 31		October 31	
2001	2000	2001	2000
$ 455.4	$ 91.4	$ 574.7	$ 200.3
1,643.2	548.3		
2,098.6	639.7	574.7	200.3
		176.2	127.4
271.8	408.4	333.0	140.0
1,050.7	3,169.2	2,225.6	
49.7	125.0	9,149.2	8,150.7
260.8	266.4	128.1	128.9
10.6	5.9	1,928.6	1,948.5
1,505.7	1,552.9		
2,012.8	1,864.6	39.5	47.7
2,383.8	1,561.8	6.6	10.1
873.1	651.2	.8	1.1
652.0	635.3		
151.4	117.5	269.4	139.3
944.3	736.4	.3	3.9
90.6	78.4	13.9	5.7
$12,355.9	$11,812.7	$14,845.9	$10,903.6

$ 773.4	$ 927.5	$ 5,425.1	$ 4,831.1
52.2	41.4	1,895.8	856.9
2,676.4	2,360.8	774.5	615.6
		100.3	63.4
36.5	45.5	7.6	11.9
4.5	2.5	69.9	72.1
2,210.2	1,717.7	4,350.5	3,046.7
2,610.5	2,415.4	30.2	24.8
8,363.7	7,510.8	12,653.9	9,522.5
1,948.6	1,864.4	968.6	258.6
(1,405.5)	(1,439.0)		
(16.8)	(10.9)		
3,834.8	4,117.2	1,333.2	1,152.1
4,361.1	4,531.7	2,301.8	1,410.7
(16.2)	(8.5)		
(285.5)	(222.4)	(46.8)	(30.7)
(72.0)		(67.8)	
4.8	1.1	4.8	1.1
(368.9)	(229.8)	(109.8)	(29.6)
3,992.2	4,301.9	2,192.0	1,381.1
$12,355.9	$11,812.7	$14,845.9	$10,903.6

DEERE & COMPANY

STATEMENT OF CONSOLIDATED CASH FLOWS

(In millions of dollars)	CONSOLIDATED (Deere & Company and Consolidated Subsidiaries) Year Ended October 31 2001	2000	1999
Cash Flows from Operating Activities			
Net income (loss)	$ (64.0)	$ 485.5	$ 239.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for doubtful receivables	113.0	75.0	73.5
Provision for depreciation and amortization	718.3	647.9	542.4
Undistributed earnings of unconsolidated subsidiaries and affiliates	19.5	(1.2)	(5.8)
Provision (credit) for deferred income taxes	(230.3)	(132.9)	(162.4)
Changes in assets and liabilities:			
Receivables	316.9	(53.8)	802.3
Inventories	136.5	(184.0)	50.7
Accounts payable and accrued expenses	40.7	540.0	(170.8)
Other	62.8	(296.5)	65.4
Net cash provided by operating activities	1,113.4	1,080.0	1,434.5
Cash Flows from Investing Activities			
Collections of receivables	6,966.3	6,655.1	6,017.1
Proceeds from sales of financing receivables	1,728.0	978.3	2,481.6
Proceeds from maturities and sales of marketable securities	32.4	247.8	115.4
Proceeds from sales of equipment on operating leases	391.7	334.6	191.3
Proceeds from sale of a business			179.1
Cost of receivables acquired	(9,795.7)	(9,126.5)	(8,186.2)
Purchases of marketable securities	(75.7)	(61.9)	(92.9)
Purchases of property and equipment	(491.0)	(426.7)	(315.5)
Cost of operating leases acquired	(775.2)	(939.9)	(833.5)
Increase in investment in Financial Services			
Acquisitions of businesses, net of cash acquired	(315.2)	(643.3)	(215.8)
Increase in receivables from unconsolidated affiliates	(112.0)	(135.2)	(4.8)
Other	81.5	7.4	12.4
Net cash used for investing activities	(2,364.9)	(3,110.3)	(651.8)
Cash Flows from Financing Activities			
Increase (decrease) in short-term borrowings	(506.6)	1,785.8	(1,650.7)
Change in intercompany receivables/payables			
Proceeds from long-term borrowings	4,818.3	2,814.0	2,902.1
Principal payments on long-term borrowings	(2,118.5)	(2,377.4)	(1,796.2)
Proceeds from issuance of common stock	17.8	15.9	4.2
Repurchases of common stock	(1.3)	(.6)	(49.0)
Capital investment from Equipment Operations			
Dividends paid	(206.5)	(206.0)	(205.4)
Other	(2.8)	(1.3)	(.1)
Net cash provided by (used for) financing activities	2,000.4	2,030.4	(795.1)
Effect of Exchange Rate Changes on Cash	(10.6)	(3.9)	(1.8)
Net Increase (Decrease) in Cash and Cash Equivalents	738.3	(3.8)	(14.2)
Cash and Cash Equivalents at Beginning of Year	291.7	295.5	309.7
Cash and Cash Equivalents at End of Year	$1,030.0	$ 291.7	$ 295.5

The "Consolidated" (Deere & Company and Consolidated Subsidiaries) data in this statement conform with the requirements of FASB Statement No. 94. In the *supplemental consolidating data in this statement, "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of* consolidation described in Note 1 to the consolidated financial statements. The supplemental "Financial Services" consolidating data in this statement includes primarily Deere & Company's credit operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the "Consolidated" data.

The notes to consolidated financial statements are an integral part of this statement.

EQUIPMENT OPERATIONS (Deere & Company with Financial Services on the Equity Basis)			FINANCIAL SERVICES		
Year Ended October 31			Year Ended October 31		
2001	2000	1999	2001	2000	1999
$ (64.0)	$ 485.5	$ 239.2	$ 192.1	$ 173.2	$ 187.0
10.4	11.2	5.6	102.6	63.8	67.9
389.5	359.0	326.4	359.7	318.5	245.0
(165.1)	(147.0)	(117.5)	3.2	(.6)	(.4)
(229.4)	(152.3)	(203.2)	(.9)	19.5	40.8
2,198.0	(70.6)	802.4	(9.3)	16.8	
136.5	(184.0)	50.7			
225.0	460.8	(172.1)	169.5	79.2	1.3
200.4	(295.1)	143.6	(104.2)	(31.1)	(107.1)
2,701.3	467.5	1,075.1	712.7	639.3	434.5
69.5	13.6	23.0	7,068.2	6,641.5	5,994.1
	30.6		1,728.0	978.3	2,481.6
	202.8		32.4	45.0	115.4
2.1	1.4		389.6	333.2	191.3
		179.1			
(2.6)	(20.1)	(50.8)	(12,196.9)	(9,137.0)	(8,135.4)
			(75.7)	(61.9)	(92.9)
(485.6)	(414.1)	(304.4)	(5.4)	(12.6)	(11.1)
(9.1)	(4.7)	(2.7)	(766.2)	(935.2)	(830.8)
(700.0)					
(308.0)	(641.8)	(151.9)	(7.2)	(1.5)	(63.9)
			(173.9)	(135.2)	(4.8)
66.7	(5.1)	19.7	5.7	(4.5)	(7.4)
(1,367.0)	(837.4)	(288.0)	(4,001.4)	(2,289.9)	(363.9)
(225.2)	459.7	(961.9)	(281.3)	1,326.1	(688.8)
62.8	(26.7)	(32.5)	1,037.0	457.6	10.2
558.8	752.1	499.8	4,259.5	2,061.8	2,402.3
(73.3)	(208.7)	(19.1)	(2,045.2)	(2,168.7)	(1,777.0)
17.8	15.9	4.2			
(1.3)	(.6)	(49.0)			
			700.0		
(206.5)	(206.0)	(205.4)	(10.7)	(26.8)	(75.0)
(2.9)	(1.3)	(.2)	8.7	17.1	
130.2	784.4	(764.1)	3,668.0	1,667.1	(128.3)
(5.6)	(3.9)	(1.8)	(4.9)		
1,458.9	410.6	21.2	374.4	16.5	(57.7)
639.7	229.1	207.9	200.3	183.8	241.5
$2,098.6	$ 639.7	$ 229.1	$ 574.7	$ 200.3	$ 183.8

Deere & Company

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

(In millions of dollars)	Total Equity	Common Stock	Treasury Stock	Unamortized Restricted Stock*	Retained Earnings	Other Comprehensive Income (Loss)
Balance October 31, 1998	$ 4,079.8	$ 1,789.8	$ (1,467.6)	$ (7.2)	$ 3,839.5	$ (74.7)
Comprehensive income (loss)						
Net income	239.2				239.2	
Other comprehensive income (loss)						
Minimum pension liability adjustment	(.2)					(.2)
Cumulative translation adjustment	(26.9)					(26.9)
Unrealized loss on marketable securities	(18.9)					(18.9)
Total comprehensive income	193.2					
Repurchases of common stock	(49.0)		(49.0)			
Treasury shares reissued	47.2		47.2			
Dividends declared	(204.2)				(204.2)	
Other stockholder transactions	27.3	60.6		(14.1)	(19.2)	
Balance October 31, 1999	4,094.3	1,850.4	(1,469.4)	(21.3)	3,855.3	(120.7)
Comprehensive income (loss)						
Net income	485.5				485.5	
Other comprehensive income (loss)						
Minimum pension liability adjustment	10.4					10.4
Cumulative translation adjustment	(115.0)					(115.0)
Unrealized loss on marketable securities	(4.5)					(4.5)
Total comprehensive income	376.4					
Repurchases of common stock	(.6)		(.6)			
Treasury shares reissued	31.0		31.0			
Dividends declared	(205.4)				(205.4)	
Other stockholder transactions	6.2	14.0		10.4	(18.2)	
Balance October 31, 2000	4,301.9	1,864.4	(1,439.0)	(10.9)	4,117.2	(229.8)
Comprehensive income (loss)						
Net income (loss)	(64.0)				(64.0)	
Other comprehensive income (loss)						
Minimum pension liability adjustment	(7.7)					(7.7)
Cumulative translation adjustment	(63.1)					(63.1)
Unrealized loss on derivatives	(72.0)					(72.0)
Unrealized gain on marketable securities	3.7					3.7
Total comprehensive income (loss)	(203.1)					
Repurchases of common stock	(1.3)		(1.3)			
Treasury shares reissued	34.8		34.8			
Dividends declared	(206.1)				(206.1)	
Acquisition of a business	80.5	80.5				
Other stockholder transactions	(14.5)	3.7		(5.9)	(12.3)	
Balance October 31, 2001	$ 3,992.2	$ 1,948.6	$ (1,405.5)	$ (16.8)	$ 3,834.8	$ (368.9)

The notes to consolidated financial statements are an integral part of this statement.

*Unamortized restricted stock includes restricted stock issued at market price net of amortization to compensation expense.

RESULTS OF OPERATIONS FOR THE YEARS ENDED OCTOBER 31, 2001, 2000 AND 1999

Deere & Company and its subsidiaries manufacture, distribute and finance a full line of agricultural equipment; a variety of commercial and consumer equipment; a broad range of equipment for construction and forestry; and other technological products and services. The company also provides credit services and managed health care plans. Additional information on these business segments is presented in Note 25 to the consolidated financial statements.

2001 COMPARED WITH 2000

CONSOLIDATED RESULTS

The company had a net loss in 2001 of $64 million, or $.27 per share diluted ($.27 basic). Affecting this year's results were charges of $217 million, or $.91 per share, related to early-retirement programs, the decision to exit the hand-held consumer products business and the restructuring of certain construction and forestry manufacturing and marketing operations (see Note 2). Excluding these special items, income for the year was $153 million, or $.64 per share, compared with net income of $486 million, or $2.06 per share diluted ($2.07 basic), in 2000. In addition, results for the year were negatively affected by weakness in the company's major markets and by deep production cutbacks, particularly during the fourth quarter, aimed at achieving more efficient asset levels.

Net sales and revenues increased 1 percent to $13,293 million in 2001, compared with $13,137 million in 2000, due to higher Financial Services revenues. Net sales of the Equipment Operations decreased 1 percent in 2001 to $11,077 million from $11,169 million last year. Sales decreased primarily due to lower shipments of commercial and consumer equipment and construction and forestry equipment, as well as the impact of a stronger U.S. dollar. Partially offsetting these factors were higher sales of agricultural equipment and the inclusion of recent acquisitions. Compared with last year, overseas sales increased by 2 percent for the year, primarily due to higher agricultural equipment sales and the full-year inclusion of Timberjack, acquired in April 2000. Partially offsetting these factors were the impact of the stronger U.S. dollar and lower sales of commercial and consumer equipment and construction and forestry equipment (excluding Timberjack).

Worldwide Equipment Operations, which exclude the Financial Services operations and unconsolidated affiliates, had a net loss of $238 million in 2001. Excluding costs of the special items noted above, the Equipment Operations had a loss of $23 million, compared with net income of $311 million in 2000. Results without special items were adversely affected by the manufacturing inefficiencies resulting from lower production volumes of the commercial and consumer equipment and the construction and forestry segments, as well as fourth-quarter production cutbacks in the agricultural equipment segment. In addition, higher research and development costs and start-up costs associated with new products had a negative impact on the results. Also having an adverse effect were the stronger U.S. dollar, higher interest costs and a less favorable tax rate. Partially offsetting these items were lower pension and postretirement benefit costs. Trade receivables and inventories were also reduced by approximately $400 million in 2001, excluding acquisitions, with the bulk of the decline in the fourth quarter. The operating loss from Equipment Operations was $46 million in 2001. Before special items, the operating profit for the year was $295 million, compared to $693 million in 2000.

Net income of the company's Financial Services operations in 2001 was $192 million, compared with $173 million in 2000. Finance and interest income increased this year, compared to last year, due to a larger average receivable and lease portfolio. Additional information is presented in the discussion of the credit operations. Health care premiums and fees and related health care claims and costs increased this year, compared to last year, primarily from increases in enrollment.

Interest expense increased this year, compared to last year, due primarily to higher average borrowings. Other operating expenses increased this year, primarily as a result of an increase in the depreciation of equipment on operating leases, write-offs of certain investments in 2001 and increased cost of services. Other income increased, compared to last year, primarily due to increased sales of retail notes, increased service revenues and gains on the sales of certain property and equipment.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

The following discussion of operating results by reportable segment and geographic area relates to information in Note 25. Operating profit is income before interest expense, foreign exchange gains and losses, income taxes and corporate expenses. However, operating profit of the credit segment includes the effect of interest expense.

2001 NET SALES AND REVENUES BY BUSINESS SEGMENT



WORLDWIDE AGRICULTURAL EQUIPMENT



** Excludes special items*

The agricultural equipment segment had an operating profit of $257 million in 2001. Excluding the costs of the early-retirement programs, the operating profit was $354 million, compared with $400 million in 2000. Net sales were 6 percent higher for the year. As planned, this segment implemented deep production cutbacks during the fourth quarter to achieve more efficient asset levels. Production of large tractors at the Waterloo manufacturing complex

was shut down for six weeks in the quarter, while the output of combines, cotton pickers and other products were reduced as well. Factories in North America were idled more than one fourth of the available days in the quarter. Excluding the special items noted above, the decrease in operating profit for the year was primarily due to the lower sales and production volumes and related manufacturing inefficiencies during the fourth quarter, as well as start-up and other costs associated with the introduction of a record number of new products. Higher planned research and development costs and the stronger U.S. dollar also had a negative impact on the results. Partially offsetting these items were lower pension and other postretirement benefit costs, as well as higher sales.

WORLDWIDE COMMERCIAL AND CONSUMER EQUIPMENT



The commercial and consumer equipment segment had an operating loss of $194 million in 2001. Excluding the costs related to the decision to exit the hand-held consumer products business and the early-retirement programs, the operating loss was $31 million, compared to an operating profit of $159 million in 2000. Net sales declined 10 percent for the year or 15 percent without acquisitions. The decreases were due to lower retail sales and further dealer inventory reductions facilitated by planned, deep production cuts. Overall production volumes were approximately 40 percent lower in the fourth quarter of 2001 than a year earlier. Before the previously mentioned special items, operating results declined due mainly to the impact of lower sales and production volumes and related manufacturing inefficiencies, in addition to start-up costs for new products and facilities.

WORLDWIDE CONSTRUCTION AND FORESTRY



The construction and forestry segment had an operating loss of $54 million in 2001. Excluding costs related to the restructuring of the marketing and manufacturing operations and the early-retirement programs, the operating profit was $26 million, compared to $191 million in 2000. Sales decreased 5 percent for the year. Excluding Timberjack, sales declined 16 percent, due to the difficult retail sales environment. Sales to independent rental companies were down significantly due to extreme weakness in the rental sector. Operating results deteriorated primarily due to the lower production volumes and related manufacturing inefficiencies, higher sales incentive costs and higher losses from unconsolidated subsidiaries.

WORLDWIDE CREDIT OPERATIONS



The operating profit of the credit operations was $274 million in 2001. Excluding early-retirement costs, operating profit was $277 million, compared with $254 million in 2000. Operating profit in 2001 was higher than in 2000 due primarily to higher earnings from a larger receivable and lease portfolio and improved interest rate spreads, partially offset by an increase in the provision for credit losses. Total revenues of the credit operations increased 9 percent in 2001, reflecting the larger average portfolio, compared with 2000. The average balance of receivables and leases financed was 12 percent higher in 2001, compared with 2000. An increase in average borrowings in 2001 resulted in a 3 percent increase in interest expense, compared with 2000. The credit operations' ratio of earnings to fixed charges was 1.51 to 1 in 2001, compared to 1.49 to 1 in 2000. Depreciation expense on operating leases also increased this year.

The company's other operations had an operating loss of $31 million for the year. Excluding early-retirement costs, the operating loss was $30 million, compared with an operating loss of $39 million in 2000. Results for both years were adversely affected by costs related to the development of new products and goodwill amortization of the special technologies operations. The decreased loss in 2001 was primarily due to lower costs for the development of new products in special technologies and improved results of the health care operations.

UNITED STATES AND CANADA EQUIPMENT OPERATIONS



The United States and Canada equipment operations had an operating loss of $164 million in 2001. Excluding the previously mentioned special items, the operating profit was $168 million, compared with $529 million last year. The decrease was primarily due to the previously-mentioned lower sales and production

volumes, and the related inefficiencies of the commercial and consumer equipment and the construction and forestry operations. In addition, higher start-up and other costs for the introduction of new products, higher planned research and development costs, increased sales incentive costs and higher losses from unconsolidated subsidiaries affected the operations. Partially offsetting these items were lower pension and other postretirement benefit costs for the current year. Sales and physical volume of sales both declined 2 percent in 2001, compared to 2000.

OVERSEAS EQUIPMENT OPERATIONS



The overseas equipment operations had an operating profit of $118 million in 2001. Excluding special items, the operating profit was $127 million, compared with $164 million last year. The decline was primarily due to higher research and development costs and the stronger U.S. dollar. Overseas sales were 2 percent higher than last year, while the physical volume of sales increased 7 percent in 2001, compared with 2000.

MARKET CONDITIONS AND OUTLOOK

In these economically uncertain times, the company is reinforcing its efforts to maintain lean asset levels and to make a substantial improvement in its cost structure. At the same time, the company is continuing to move ahead aggressively with the introduction of advanced new products and technologies, while helping to set the stage for a strong recovery in the company's results when its key markets resume their growth.

Based on the market conditions outlined below, net sales are forecast to be down 3 to 7 percent for the first quarter of 2002, compared to the same period in 2001. Operating profit in the Equipment Operations will be under significant pressure due in part to reduced production levels and is expected to range from a negative 7 percent to negative 9 percent of sales. For the full year, net sales are expected to be flat to up slightly from 2001 levels with operating profit margins projected to be from a positive 1 percent to negative 1 percent of sales. The projected annual operating margin includes an anticipated two percentage-point reduction associated with the carrying costs of the equipment trade receivables sold to the company's credit operations. Consolidated results, however, will not be affected by such sales. See Note 1.

Agricultural Equipment. Despite a continuation of relatively low grain prices, retail sales of farm machinery experienced growth in 2001, particularly in the area of smaller equipment. Farm income was helped by strength in the livestock and dairy sectors and by a continuation of substantial government payments. Farm fundamentals are not expected to change significantly in 2002, although the global supply and demand situation for key commodities should keep prices in check and prevent an improvement in United States grain exports. In this environment, the company expects overall industry retail sales of farm equipment in the United States and Canada to be flat to down approximately 5 percent in 2002.

In Europe, the farm outlook is slightly better due to somewhat stronger livestock and dairy markets as well as generally higher crop prices than in the United States and Canada. At the same time, the concerns over "foot-and-mouth" disease that affected farm machinery sales in 2001 have largely abated. As a result, industry retail sales in Europe are expected to be flat to up slightly for 2002. The company is targeting improved sales in Europe this year due in large part to a record number of new products being introduced to the region's agricultural markets. In Latin America, farm machinery sales are expected to be slightly higher next year due mainly to improvement in Mexico and further growth in Brazil.

Last year, the company's factories produced large tractors and combines at high rates in the first quarter. However, in the interest of operating with lower asset levels, the company is making substantial production cutbacks of these products in the first quarter of fiscal 2002. Production tonnage at the company's agricultural equipment factories in North America is expected to be down about 20 percent from the first quarter of last year.

Commercial & Consumer Equipment. Excluding the impact of acquisitions and divestitures, shipments of the company's commercial and consumer equipment are projected to be down 5 to 10 percent in 2002. The decline is expected to result from low levels of consumer confidence and a weakening economy, coupled with further steps to reduce asset levels. Segment results are expected to benefit from a number of new and innovative products that are coming to market during the year as well as from growth in new businesses.

Construction & Forestry. With economic weakness expected to spread, residential and non-residential construction activity is projected to be significantly lower in 2002. At the same time, purchases by independent rental companies are expected to experience further severe weakness leaving them as much as 90 percent below their year-2000 highs. Global sales of forestry products are forecast to continue running lower than year-earlier levels in response to soft economic conditions. In light of these circumstances, the company believes that industry retail sales of construction and forestry equipment for 2002 will be 10 to 15 percent lower than the prior year and that pricing will remain under pressure. Production tonnage at the company's construction equipment factories is expected to be about 36 percent lower than prior year levels in the first quarter of 2002. Despite continued weakness in core markets, the company's construction and forestry operations are expected to benefit from aggressive restructuring actions and new products.

Credit Operations. Company credit operations are expected to benefit from continued growth in the receivable portfolio and additional retail note sales. The segment's net income for 2002 will benefit by about $80 million from servicing fees associated with the purchase of trade receivables from the Equipment Operations. As previously mentioned, this will have no impact on consolidated results.

FASB STATEMENT NO. 142

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, Goodwill and Other Intangible Assets, which requires goodwill related to acquisitions after June 30, 2001 to not be amortized and only written down for impairments. Upon adoption of Statement No. 142, the same accounting requirements will apply to goodwill related to acquisitions prior to June 30, 2001. The Company must adopt this Statement by the first quarter of fiscal 2003. In 2001, the Company had goodwill amortization of $55 million pretax and $51 million after-tax. See Note 1.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements under "Market Conditions and Outlook," and the "Supplemental Information (Unaudited)" in Note 26 and other statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

The results of the company's agricultural equipment segment are strongly influenced by the many interrelated factors that affect farmers' confidence, including worldwide demand for agricultural products, world grain stocks, prices realized for commodities and livestock, weather and soil conditions, real estate values, the level of government farm programs, animal diseases, crop pests and harvest yields. Factors that are particularly important to the company's outlook for this segment include the prices realized by farmers for their crops and livestock, weather and soil conditions and the level of farm product exports, as well as the level of payments under United States government farm programs. Further outbreaks of "mad cow" or "foot-and-mouth" disease could also adversely affect livestock and feed prices. Concerns pertaining to genetically modified organisms, or GMOs, may affect farm exports. The success of the fall harvest and the prices realized by farmers for their crops especially affect retail sales of agricultural equipment in the winter.

The company's outlook for its commercial and consumer equipment sales is affected by general economic conditions in the United States, consumer confidence and weather conditions. Other important assumptions include continued consumer acceptance of the company's new products and a continuation of existing consumer borrowing patterns. The financial impact resulting from exiting the hand-held consumer products business and other restructuring costs are subject to various uncertainties. Sales of commercial and consumer equipment during the winter are affected by the amount and timing of snowfall.

The number of housing starts is especially important to sales of the company's construction equipment. The results of the company's construction and forestry segment are also impacted by levels of public construction and non-residential construction. Prices for pulp, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses are affected by general economic conditions in the global markets in which the company operates, interest and currency exchange rates, as well as monetary and fiscal policies (including actions by the Federal Reserve Board); actions of competitors in the various industries in which the company competes, particularly price cutting; dealer practices, especially as to levels of new and used field inventories; production and technological difficulties, including capacity and supply constraints; energy prices and supplies; labor relations; changes to accounting standards; the effects of terrorism and the response thereto; and legislation affecting the sectors in which the company operates.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, however, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in other filings with the Securities and Exchange Commission.

ACCOUNTING POLICIES

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must make a variety of decisions which impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgement based on its understanding and analysis of the relevant circumstances. Note 1 to the consolidated financial statements provides a summary of the significant accounting policies followed in the preparation of the financial statements; other footnotes describe various elements of the financial statements and the assumptions on which specific amounts were determined. While actual results could, in fact, differ from those estimated at the time of preparation of the financial statements, management is committed to preparing financial statements which incorporate accounting principles, assumptions, and estimates which promote the representational faithfulness, verifiability, neutrality, and transparency of the accounting information included in the financial statements.

2000 COMPARED WITH 1999

CONSOLIDATED RESULTS

Net income in 2000 totaled $486 million, or $2.06 per share diluted ($2.07 basic), compared with $239 million, or $1.02 per share diluted ($1.03 basic), in 1999. The earnings more than doubled in 2000 primarily due to improved manufacturing efficiencies associated with higher sales and production volumes.

Net sales and revenues increased 12 percent to $13,137 million in 2000, compared with $11,751 million in 1999. Net sales of the Equipment Operations increased 15 percent in 2000 to $11,169 million from $9,701 million in 1999. Despite weakness in the company's major markets, sales rose due to production and shipments to dealers being better aligned with retail demand in 2000, market share gains and the inclusion of Timberjack sales, partially offset by the impact of weaker European currencies. Overseas net sales increased 8 percent and excluding the impact of weaker foreign currencies were up 17 percent in 2000.

Overall, the company's worldwide physical volume of sales increased 18 percent in 2000.

Worldwide Equipment Operations, which exclude the Financial Services operations and unconsolidated affiliates, had net income of $311 million in 2000, compared with $43 million in 1999. The operating profit from equipment operations also increased significantly to $693 million in 2000, compared to $272 million in 1999. The increases were primarily due to manufacturing efficiencies associated with higher sales and production volumes, in addition to lower pension and postretirement health care costs, and the impact of quality and efficiency improvement initiatives. Partially offsetting these factors were increases in the cost of promotional programs related to used farm equipment held by dealers and higher expenses regarding the development of new products and growth initiatives. The results in 1999 included a charge for early retirement programs.

Net income of the company's Financial Services operations in 2000 was $173 million, compared with $187 million in 1999. Additional information is presented in the following discussion of the credit operations. Insurance and health care premiums, claims and benefits expenses, and investment income all decreased in 2000 due to the sale of the insurance subsidiaries in the fourth quarter of 1999.

BUSINESS SEGMENT RESULTS

Sales of the worldwide agricultural equipment segment increased 15 percent in 2000. Operating profit increased to $400 million in 2000, compared with an operating loss of $51 million in 1999. Results in 1999 were affected by $68 million pretax cost of early-retirement programs. Despite continued market weakness, operating profit rose due to improved manufacturing efficiencies associated with higher sales and production volumes, as the segment was able to better align production schedules with retail sales. In addition, the segment benefited from positive customer response to its products, resulting in increased market share for John Deere farm machinery. Also aiding results were lower pension and postretirement health care costs and the impact of initiatives aimed at quality and efficiency improvement. Selling and administrative expenses and research and development expenses were higher due to growth and other initiatives. These increases, however, were proportional to the rise in sales in 2000. In addition, promotional expenses increased as part of a program that significantly reduced inventories of used equipment held by John Deere dealers in order to better position the segment for increased sales volumes in the future. Overseas operations had lower profit due to the impact of weaker European currencies, higher sales incentive costs and increased expenses for the development of new products and for growth initiatives. In addition, average assets of the agricultural equipment segment declined in 2000, compared to 1999.

The commercial and consumer equipment segment had an operating profit of $159 million in 2000, compared to $213 million in 1999. Although retail demand for most products in this segment remained strong as sales rose 12 percent, results were negatively affected by higher expenses related to growth, new products and other initiatives, higher sales incentive costs, and by costs and inefficiencies associated with the hand-held product and generator operations, which are experiencing weaker market conditions. A stronger Japanese yen also had an adverse effect on the results in 2000.

The construction and forestry segment had an operating profit of $191 million in 2000, compared to $149 million in 1999. The increase was primarily due to higher sales and improved efficiencies, partially offset by higher growth expenditures. Sales increased 17 percent due to the impact of the acquisition of Timberjack, an expanded product line and market share gains. Sales in 1999 were adversely affected by implementation of the estimate-to-cash order fulfillment initiative, which has reduced asset levels and cut product delivery times. Results in 2000 also were negatively affected by a reversal of sales and cost of sales related to company equipment held in inventory by dealers acquired by Nortrax, a venture established in 2000 in which the company has a minority interest.

The operating profit of the credit operations was $254 million in 2000, compared with $274 million in 1999. Operating profit in 2000 was lower than in 1999 due primarily to a reduced level of receivable sales, resulting in lower gains, and by higher operating expenses, partially offset by higher earnings from growth in the receivable and lease portfolio. Total revenues of the credit operations increased 17 percent in 2000, reflecting the larger average portfolio, compared with 1999. The average balance of receivables and leases financed was 11 percent higher in 2000, compared with 1999. An increase in average borrowings and higher borrowing rates in 2000 resulted in a 26 percent increase in interest expense, compared with 1999. The credit operations' ratio of earnings to fixed charges was 1.49 to 1 for 2000, compared to 1.66 to 1 in 1999. Depreciation expense increased in 2000 due to the increase in the equipment on operating leases.

The company's other operations had an aggregate operating loss of $39 million in 2000, compared with an operating loss of $33 million in 1999. Results for both years were adversely affected by costs related to the development of new products, e-business initiatives and goodwill amortization of the special technologies group. Health care operations continued to generate improved results. The 1999 results included the underwriting losses of the insurance operations, which were sold in that year.

CAPITAL RESOURCES AND LIQUIDITY

The discussion of capital resources and liquidity has been organized to review separately, where appropriate, the company's Equipment Operations, Financial Services operations and the consolidated totals.

EQUIPMENT OPERATIONS

The company's equipment businesses are capital intensive and are subject to large seasonal variations in financing requirements for receivables from dealers and inventories. Accordingly, to the extent necessary, funds provided by operations are supplemented with external borrowing sources.

In October 2001, the Equipment Operations sold $2.2 billion of trade receivables to Deere Capital, Inc. (DCI), a wholly-owned subsidiary included in the credit operations. A significant portion of newly-originated United States trade receivables will be sold to DCI on an ongoing basis. See Note 1.

Cash provided by operating activities during 2001 was $2,701 million, primarily resulting from the sale of trade receivables to the credit operations. See Note 24. The operating cash flows and a $260 million increase in borrowings were used primarily to fund an increase in investment in Financial Services of $700 million, purchases of property and equipment of $486 million, acquisitions of businesses of $308 million and the payment of dividends to stockholders of $207 million. Cash and cash equivalents also increased $1,459 million.

Over the last three years, operating activities have provided an aggregate of $4,244 million in cash. In addition, borrowings increased $782 million. The aggregate amount of these cash flows was used mainly to fund purchases of property and equipment of $1,204 million, acquisitions of businesses for $1,102 million, an increase in investment in Financial Services of $700 million and stockholders' dividends of $618 million. Cash and cash equivalents also increased $1,891 million over the three-year period.

Trade receivables held by the Equipment Operations decreased by $2,119 million during 2001, primarily due to the sale of trade receivables to the credit operations. See following consolidated discussion.

Inventories decreased by $47 million in 2001. Since most of these inventories are valued on the last-in, first-out (LIFO) method, lower prevailing costs from prior years are assigned to beginning inventories. Inventories valued on an approximate current cost basis decreased by 1 percent during 2001, compared to a decrease in net sales of 1 percent during the same period.

Total interest-bearing debt of the Equipment Operations was $2,984 million at the end of 2001, compared with $2,645 million at the end of 2000 and $1,678 million at the end of 1999. The ratio of total debt to total capital (total interest-bearing debt and stockholders' equity) at the end of 2001, 2000 and 1999 was 42.8 percent, 38.1 percent and 29.1 percent, respectively.

During 2001, the Equipment Operations issued $300 million of 7.125% notes due in 2031 and $250 million of 5⅞% notes due in 2006. These operations also retired $66 million of medium-term notes.

FINANCIAL SERVICES

The Financial Services' credit operations rely on their ability to raise substantial amounts of funds to finance their receivable and lease portfolios. Their primary sources of funds for this purpose are a combination of borrowings and equity capital. Additionally, the credit operations periodically sell substantial amounts of retail notes.

Cash flows from the company's Financial Services operating activities were $713 million in 2001. Cash provided by financing activities totaled $3,668 million in 2001, representing mainly an increase in total borrowings of $2,970 million and a capital investment from the Equipment Operations of $700 million. The cash provided by operating and financing activities was used primarily to increase total receivables and leases. Cash used for investing activities totaled $4,001 million in 2001, primarily due to acquisitions of receivables and leases exceeding collections by $5,895 million, which was partially offset by proceeds of $1,728 million from the sale of receivables. See Note 24.

Over the past three years, the Financial Services operating activities have provided $1,787 million in cash. In addition, the sale of receivables, an increase in borrowings and a capital investment from the Equipment Operations have provided $5,188 million, $4,594 million and $700 million, respectively. These amounts have been used mainly to fund receivable and lease acquisitions, which exceeded collections by $12,298 million.

Financing receivables and leases increased by $979 million in 2001, compared with 2000. Acquisition volumes of financing receivables and leases increased 7 percent in 2001, compared with 2000, excluding the acquisition of $2.2 billion of trade receivables from the Equipment Operations in October 2001. The volumes of operating loans, revolving charge accounts and retail notes increased 45 percent, 15 percent and 7 percent, respectively. The credit operations also sold retail notes receiving proceeds of $1,728 million during 2001, compared with $978 million in 2000. At October 31, 2001 and 2000, net financing receivables and leases administered, which include receivables previously sold but still administered, were $12,725 million and $12,223 million, respectively.

Trade receivables held by the credit operations increased by $2,226 million in 2001 due to purchasing these receivables from the Equipment Operations. See following consolidated discussion.

Total outside interest-bearing debt of the credit operations was $9,776 million at the end of 2001, compared with $7,878 million at the end of 2000 and $6,616 million at the end of 1999. Total outside borrowings have increased generally corresponding with the level of the receivable and lease portfolio, the level of cash and cash equivalents and the change in payables owed to the Equipment Operations. The credit subsidiaries' ratio of total interest-bearing debt to total stockholder's equity was 5.6 to 1 at the end of 2001, compared with 6.7 to 1 at the end of 2000 and 6.0 to 1 at the end of 1999. The lower ratio in 2001 was due to an additional capital investment of $700 million from the Equipment Operations.

During 2001, the credit operations issued $600 million of 5.125% debentures due in 2006 and $200 million of floating rate notes due in 2003, and retired $200 million of 5.85% notes due in 2001 and $200 million of 5.35% notes due in 2001. These operations also issued $3,171 million and retired $1,352 million of medium-term notes.

CONSOLIDATED

The company maintains unsecured lines of credit with various United States and foreign banks. The discussion in Note 14 provides further information.

The company is naturally exposed to various interest rate and foreign currency risks. As a result, the company enters into derivative transactions to manage certain of these exposures that arise in the normal course of business, and not for the purpose of creating speculative positions or trading. The company's credit operations manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate fluctuations, while responding to favorable financing opportunities. Accordingly, from time to time, these operations enter into interest rate swap

agreements to manage their interest rate exposure. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the local currencies. The company has entered into agreements related to the management of these currency transaction risks. The credit risk under these interest rate and foreign currency agreements is not considered to be significant. Additional detailed financial instrument information is included in Notes 23 and 26.

Trade accounts and notes receivable arise from sales of goods to dealers. Trade receivables decreased by $247 million in 2001. Total worldwide agricultural equipment trade receivables decreased $52 million, commercial and consumer equipment receivables decreased $163 million, construction and forestry receivables decreased $28 million and other equipment receivables decreased $4 million. The ratios of trade accounts and notes receivable at October 31 to fiscal year net sales were 26 percent in 2001, compared with 28 percent in 2000 and 34 percent in 1999. The collection period for trade receivables averages less than 12 months. The percentage of receivables outstanding for a period exceeding 12 months was 11 percent at October 31, 2001, compared with 8 percent at October 31, 2000 and 12 percent at October 31, 1999.

Stockholders' equity was $3,992 million at October 31, 2001, compared with $4,302 million and $4,094 million at October 31, 2000 and 1999, respectively. The decrease in 2001 was caused primarily by cash dividends declared of $206 million, an unrealized loss on derivatives of $72 million, a net loss of $64 million and a change in the cumulative translation adjustment of $63 million, partially offset by an increase in common stock of $84 million. As a result of the credit operations' match-funding policy described in Note 23, the company has entered into interest rate swaps (pay fixed/receive floating rates) hedging the interest costs of the credit operations' floating rate borrowings. The impact of decreasing interest rates on these swaps is the primary component of the unrealized loss on derivatives. If interest rates remain unchanged, the unrealized loss will be realized in income and will be offset by the lower interest expense on the floating rate borrowings, effectively providing fixed rate funding.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements represent the consolidation of all companies in which Deere & Company has a controlling interest. Deere & Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent ownership) at its related equity in the net assets of such affiliate. Other investments (less than 20 percent ownership) are recorded at cost. Consolidated retained earnings at October 31, 2001 include undistributed earnings of the unconsolidated affiliates of $38 million. Dividends from unconsolidated affiliates were $2 million in 2001, $3 million in 2000 and $6 million in 1999.

The company's consolidated financial statements and some information in the notes and related commentary are presented in a format which includes data grouped as follows:

Equipment Operations — These data include the company's agricultural equipment, commercial and consumer equipment, construction and forestry, and special technologies operations with Financial Services reflected on the equity basis. Data relating to the above equipment operations, including the consolidated group data in the income statement, are also referred to as "Equipment Operations" in this report.

Financial Services — These data include the company's credit, health care and insurance operations. The insurance operations were sold in the fourth quarter of 1999.

Consolidated — These data represent the consolidation of the Equipment Operations and Financial Services. References to "Deere & Company" or "the company" refer to the entire enterprise.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Sales of equipment and service parts are recorded when title and all risk of ownership are transferred to the independent dealer based on the agreement in effect with the dealer. In the United States and most international locations, this transfer occurs when goods are shipped to the dealer. In Canada and some other international locations, certain goods are shipped to dealers on a consignment basis under which title and risk of ownership are not transferred to the dealer. Accordingly, sales are not recorded until a retail customer has purchased the goods. In all cases, when a sale is recorded by the company, no significant uncertainty exists surrounding the purchaser's obligation to pay and no right of return exists. The company makes appropriate provisions based on experience for costs such as doubtful receivables, sales incentives and product warranty.

The functional currencies for most of the company's foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates, and the revenues and expenses are translated at weighted-average rates for the period. The gains or losses from these translations are included in other comprehensive income, which is part of stockholders' equity. Gains or losses from transactions denominated in a currency other than the functional currency of the subsidiary involved are included in net income.

In 2001, the company adopted Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 138. Under the new standards, all derivatives have been recorded at fair value in the financial statements. Changes in fair values of the derivatives are recognized periodically in other comprehensive income (equity) for derivatives designated as hedges of future cash flows or in net income for all other derivatives. The after-tax transition adjustments for adopting the new standards at November 1, 2000 were an unrealized loss of $4 million recorded in "Unrealized Loss on Derivatives" (other comprehensive income) and a loss of $.7 million recorded in income. Additional information is presented in Note 23. In 2001, the company also adopted FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This standard revises FASB Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and requires additional disclosure as presented in Note 8. The Statement was effective for sales of receivables after March 31, 2001. The effects of the adoption of the new standards on the company's financial position and net income were not material.

In 2001, the company adopted Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. The Task Force reached a consensus that all shipping and handling amounts billed to a customer in a sale transaction should be classified as revenue. Prior to adoption, the company offset the amounts billed to customers for shipping and handling with the related costs in cost of sales. The change increased sales and cost of sales by $123 million, or 1 percent, with no effect on the company's financial position or net income. It was not considered practical to reclassify prior years since this information is captured by many different computer systems around the world. The increase in sales and cost of sales by quarter for 2001 are included in Note 26.

In 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires the purchase method of accounting for all business combinations and eliminates the pooling of interests method effective June 30, 2001. Statement 142 requires goodwill related to acquisitions after June 30, 2001 not to be amortized and written down only for impairments. Upon adoption of this Statement, the same accounting will apply to goodwill related to acquisitions prior to June 30, 2001. The company must adopt Statement 142 by the first quarter of fiscal 2003. The company's amortization of goodwill during fiscal year 2001 was $55 million pretax and $51 million after-tax. In 2001, the FASB also issued Statement No. 143, Accounting for Asset Retirement Obligations, which requires legal obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related assets. In 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement retains the previous cash flow test for impairment and broadens the presentation of discontinued operations. Except for the discontinuance of the amortization of goodwill, the company does not expect the adoption of these Statements to have a material effect on the company's financial position or net income.

In October 2001, the Equipment Operations sold $2.2 billion of trade receivables to Deere Capital, Inc. (DCI), a wholly-owned Financial Services subsidiary. In the future, it is expected that a significant portion of newly originated trade receivables will be sold to DCI on an ongoing basis, and the Equipment Operations will compensate DCI for the carrying costs. Although this arrangement is expected to have no effect on consolidated net income, it will shift net income and operating profit from the Equipment Operations to the credit operations due to the compensation beginning in 2002. Responsibility for servicing these receivables was transferred to the credit operations.

In the first quarter of 2001, the company acquired McGinnis Farms, Inc., a provider of products and services to landscape and irrigation professionals, for $181 million. The acquisition has been accounted for as a purchase with the goodwill of $143 million being amortized over 20 years, pending adoption of FASB Statement No. 142. McGinnis Farms, Inc. is headquartered in Alpharetta, Georgia. During the first quarter of 2001, the company also acquired The Vapormatic Company Limited, an agricultural equipment replacement parts distributor headquartered in Exeter, England, for $18 million and Great Dane Power Equipment, Inc., a manufacturer of mowing equipment headquartered in Jeffersonville, Indiana, for $14 million. In the fourth quarter of 2001, the company acquired Richton International Corporation, a provider of irrigation and computer related services and products, for $126 million. Under the terms of the agreement, the shareholders of Richton exchanged their shares for 2.2 million shares of Deere & Company common stock with a total value of $81 million and for $45 million of cash. This acquisition has been accounted for as a purchase with goodwill of $110 million, which will not be amortized in accordance with FASB Statement No. 142. The results of operations for all acquisitions have been included in the income statement since the date of acquisition. The pro forma results of operations as if all these acquisitions had occurred at the beginning of the fiscal year would not differ significantly from reported results.

Certain amounts for prior years have been reclassified to conform with 2001 financial statement presentations.

2. SPECIAL ITEMS

In the fourth quarter of 2001, the company announced it would take several value improvement actions aimed at increasing efficiency and reducing costs. Following is a table of the costs recognized during the quarter and a description of these actions.

Components of the expenses for special items in 2001 and the remaining liabilities at October 31, 2001 in millions of dollars were as follows:

	Cost of Sales	Selling, Administrative and General Expenses	Total Expenses	Liabilities
Early-retirement benefits	$ 132	$ 57	$ 189	$ 189
Termination benefits	16	10	26	24
Property and equipment write-downs	37	1	38	
Inventory write-downs	33		33	
Contract terminations	27		27	27
Warranties and product returns		16	16	16
Goodwill write-off	5		5	
Other costs	5	5	10	7
Total	$ 255	$ 89	$ 344	$ 263

During the fourth quarter of 2001, the company offered voluntary early-retirement programs primarily to certain United States employees whose age plus years of service equaled 80 or more by October 31, 2001. Based on acceptances received, the company recorded an expense of $189 million pretax for the cost of the special retirement benefits and related curtailment costs. In 1999, the company also recorded an expense of $68 million pretax for voluntary early-retirement programs primarily in cost of sales.

Also in the fourth quarter of 2001, the company announced plans to exit the hand-held consumer products business included in the commercial and consumer equipment segment. Affected by this decision are consumer products operations and employees primarily in the southeastern United States and Mexico. The company is selling its hand-held consumer products operations in Chihuahua, Mexico and other United States facilities related to this business. These actions are expected to be completed during 2002. As a result, a cost of $15 million for termination benefits related to approximately 700 employees was accrued. In addition, contract terminations of $27 million, product warranties and returns of $16 million and other costs of $6 million were accrued. As a result of these plans, impairment write-downs of $33 million for inventory and $35 million for property and equipment also were recognized. The hand-held consumer products operations had revenues of $240 million, $235 million and $317 million during 2001, 2000 and 1999, respectively. During the same periods, pretax operating losses were $72 million, $70 million and $13 million, excluding the restructuring costs as discussed above.

In the fourth quarter of 2001, the company also announced plans to reduce manufacturing and marketing costs in the construction and forestry segment. These plans included employee separations, the closing of a forestry equipment factory in Bessemer, Alabama, and an office in Atlanta, Georgia, as well as the sale of a fabrication operation in Woodstock, Ontario. These actions are expected to be completed during 2002. As a result, a cost of $11 million for termination benefits related to approximately 300 employees was accrued. In addition, a write-off of goodwill of $5 million, impairment write-downs of property and equipment of $3 million and other costs of $4 million were recognized.

The liabilities from exiting these operations and related impairment reserves are expected to be substantially paid or liquidated in 2002. The voluntary early-retirement liability will be paid from the pension assets over the remaining lives of the retirees and dependents as pension payments are made. See Note 3.

3. PENSION AND OTHER POSTRETIREMENT BENEFITS

The company has several defined benefit pension plans covering its United States employees and employees in certain foreign countries. The company also has several defined benefit health care and life insurance plans for retired employees in the United States and Canada.

The worldwide components of net periodic pension cost and the significant assumptions consisted of the following in millions of dollars and in percents:

	2001	2000	1999
Pensions			
Service cost	$ 113	$ 106	$ 117
Interest cost	424	414	396
Expected return on assets	(603)	(543)	(497)
Amortization of actuarial (gain) loss	(9)	1	33
Amortization of prior service cost	34	36	44
Amortization of net transition asset	(9)	(8)	(8)
Special early-retirement benefits	135		29
Settlements/curtailments		7	(2)
Net cost	$ 85	$ 13	$ 112
Weighted-average Assumptions			
Discount rates for obligations	7.2%	7.4%	7.4%
Discount rates for expenses	7.4%	7.4%	7.0%
Assumed rates of compensation increases	4.8%	4.8%	4.9%
Expected long-term rates of return	9.7%	9.7%	9.7%

The worldwide components of net periodic postretirement benefits cost and the significant assumptions consisted of the following in millions of dollars and in percents:

	2001	2000	1999
Health Care and Life Insurance			
Service cost	$ 69	$ 70	$ 85
Interest cost	192	189	188
Expected return on assets	(54)	(43)	(35)
Amortization of actuarial loss		1	23
Amortization of prior service cost	2	(3)	(4)
Special early-retirement benefits	1		5
Settlements/curtailments	53		3
Net cost	$ 263	$ 214	$ 265
Weighted-average Assumptions			
Discount rates for obligations	7.25%	7.74%	7.75%
Discount rates for expenses	7.74%	7.75%	7.26%
Expected long-term rates of return	9.7%	9.7%	9.7%

In addition to the early-retirement benefits included in the plans shown above, the company provided $34 million in 1999 of other special early-retirement benefits. The total special early-retirement benefits were $189 million in 2001, including curtailments, and $68 million in 1999. See Note 2.

The annual rates of increase in the per capita cost of covered health care benefits (the health care cost trend rates) used to determine 2001, 2000 and 1999 costs were assumed to be 4.5 percent in 2002 and all future years, 4.5 percent for 2001 and all future years, and 6.0 percent for 2000 and 4.5 percent for 2001 and all future years, respectively. The annual rates of increase in the per capita cost for the October 31, 2001 health care obligations was 5.0 percent for 2002 and all future years. An increase of one percentage point in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligations

at October 31, 2001 by $309 million and the aggregate of service and interest cost component of net periodic postretirement benefits cost for that year by $29 million. A decrease of one percentage point would decrease the obligations by $279 million and the cost by $25 million.

A worldwide reconciliation of the funded status of the benefit plans at October 31 in millions of dollars follows:

	Pensions		Health Care and Life Insurance	
	2001	2000	2001	2000
Change in benefit obligations				
Beginning of year balance	$(5,873)	$(5,795)	$(2,612)	$(2,667)
Service cost	(113)	(106)	(69)	(70)
Interest cost	(424)	(414)	(192)	(189)
Actuarial gain (loss)	(274)	(3)	(361)	148
Benefits paid	391	405	173	170
Settlements/curtailments	3	(7)	(53)	
Special early-retirement benefits	(135)		(1)	
Acquisition of business		(25)		(6)
Foreign exchange and other	(15)	72	1	2
End of year balance	(6,440)	(5,873)	(3,114)	(2,612)
Change in plan assets (fair value)				
Beginning of year balance	7,646	6,472	552	445
Actual return on plan assets	(1,318)	1,510	(101)	107
Employer contribution	21	42	173	170
Benefits paid	(391)	(405)	(173)	(170)
Acquisition of business		33		
Foreign exchange and other	(7)	(6)		
End of year balance	5,951	7,646	451	552
Plan obligation (more than) less than plan assets	(489)	1,773	(2,663)	(2,060)
Unrecognized actuarial (gain) loss	593	(1,609)	598	82
Unrecognized prior service (credit) cost	118	151	(8)	(6)
Remaining unrecognized transition asset	(1)	(10)		
Net amount recognized in the balance sheet	$ 221	$ 305	$(2,073)	$(1,984)
Amounts recognized in balance sheet				
Prepaid benefit cost	$ 652	$ 635		
Accrued benefit liability	(473)	(362)	$(2,073)	$(1,984)
Intangible asset	20	21		
Accumulated pretax charge to other comprehensive income	22	11		
Net amount recognized	$ 221	$ 305	$(2,073)	$(1,984)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with the accumulated benefit obligations greater than plan assets at October 31, 2001 were $407 million, $366 million and $29 million, respectively, and at October 31, 2000 were $333 million, $299 million and none, respectively.

4. INCOME TAXES

The provision for income taxes by taxing jurisdiction and by significant component consisted of the following in millions of dollars:

	2001	2000	1999
Current:			
United States:			
Federal	$ 96	$264	$115
State	8	26	13
Foreign	112	142	166
Total current	216	432	294
Deferred:			
United States:			
Federal	(171)	(118)	(143)
State	(17)	(14)	(13)
Foreign	(10)	(6)	(3)
Total deferred	(198)	(138)	(159)
Provision for income taxes	$ 18	$294	$135

Based upon location of the company's operations, the consolidated income (loss) before income taxes in the United States in 2001, 2000 and 1999 was $(227) million, $504 million and $21 million, respectively, and in foreign countries was $202 million, $274 million and $344 million, respectively. Certain foreign operations are branches of Deere & Company and are, therefore, subject to United States as well as foreign income tax regulations. The pretax income by location and the preceding analysis of the income tax provision by taxing jurisdiction are, therefore, not directly related.

A comparison of the statutory and effective income tax provision and reasons for related differences in millions of dollars follow:

	2001	2000	1999
United States federal income tax provision (credit) at a statutory rate of 35 percent	$ (9)	$272	$128
Increase (decrease) resulting from:			
State and local income taxes, net of federal income tax benefit	(6)	8	
Taxes on foreign activities	28	13	22
Benefit of Foreign Sales Corporation	(6)	(8)	(11)
Other adjustments – net	11	9	(4)
Provision for income taxes	$ 18	$294	$135

At October 31, 2001, accumulated earnings in certain overseas subsidiaries totaled $563 million for which no provision for United States income taxes or foreign withholding taxes has been made, because it is expected that such earnings will be reinvested overseas indefinitely. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practical.

Deferred income taxes arise because there are certain items that are treated differently for financial accounting than for income tax reporting purposes. An analysis of the deferred income tax assets and liabilities at October 31 in millions of dollars follows:

	2001		2000	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Tax over book depreciation		$ 170		$ 158
Deferred lease income		145		101
Deferred installment sales income		106		211
Accrual for retirement and postemployment benefits	$ 692		$ 631	
Accrual for sales allowances	285		283	
Allowance for doubtful receivables	63		55	
Special items accruals and reserves (Note 2)	57			
Accrual for vacation pay	51		51	
Tax loss and tax credit carryforwards	47		45	
Unrealized loss on derivatives	39			
Minimum pension liability adjustment	8		5	
Other items	104	55	114	44
Less valuation allowance			(4)	
Deferred income tax assets and liabilities	$ 1,346	$ 476	$ 1,180	$ 514

Deere & Company files a consolidated federal income tax return in the United States, which includes the wholly-owned Financial Services subsidiaries. These subsidiaries account for income taxes generally as if they filed separate income tax returns.

At October 31, 2001, certain tax loss and tax credit carryforwards for $47 million were available with $21 million expiring from 2006 through 2020 and $26 million with an unlimited expiration date.

5. OTHER INCOME AND OTHER OPERATING EXPENSES

The major components of other income and other operating expenses consisted of the following in millions of dollars:

	2001	2000	1999
Other income			
Gains from sales of retail notes*	$ 32	$ 24	$ 45
Securitization and servicing fee income	30	31	38
Revenues from services	52	40	25
Other	59	60	60
Total	$ 173	$ 155	$ 168
Other operating expenses			
Depreciation on equipment on operating leases	$ 317	$ 280	$ 205
Cost of services	40	36	23
Other	36	3	8
Total	$ 393	$ 319	$ 236

* Includes securitizations and other sales of retail notes.

6. MARKETABLE SECURITIES

Marketable securities are currently held by the health care subsidiaries. All marketable securities are classified as available-for-sale under FASB Statement No. 115, with unrealized gains and losses shown as a component of stockholders' equity. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

The amortized cost and fair value of marketable securities in millions of dollars follow:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
October 31, 2001				
Equity securities	$ 12	$ 1	$ 1	$ 12
U.S. government and agencies	26	1		27
Corporate	81	4		85
Mortgage-backed securities	50	2		52
Marketable securities	$169	$ 8	$ 1	$176
October 31, 2000				
Equity securities	$ 8	$ 1		$ 9
U.S. government and agencies	23			23
Corporate	62	1	$ 1	62
Mortgage-backed securities	33			33
Marketable securities	$126	$ 2	$ 1	$127

The contractual maturities of debt securities at October 31, 2001 in millions of dollars follow:

	Amortized Cost	Fair Value
Due in one year or less	$ 16	$ 16
Due after one through five years	71	74
Due after five through 10 years	56	59
Due after 10 years	14	15
Debt securities	$157	$164

Actual maturities may differ from contractual maturities because some securities may be called or prepaid. Proceeds from the sales of available-for-sale securities were $7 million in 2001, $205 million in 2000 and $19 million in 1999. In 2001 and 1999, realized gains and losses were not significant. In 2000, realized gains were $20 million and realized losses were $13 million. Proceeds in 2000 include the sale of securities that were previously transferred to Deere & Company from John Deere Insurance Group, Inc. prior to the sale of this subsidiary in 1999. The increase (decrease) in the net unrealized holding gain after income taxes was $4 million, $(5) million and $(19) million during 2001, 2000 and 1999, respectively.

7. TRADE ACCOUNTS AND NOTES RECEIVABLE

Trade accounts and notes receivable at October 31 consisted of the following in millions of dollars:

	2001	2000
Trade accounts and notes:		
Agricultural	$ 1,767	$ 1,819
Commercial and consumer	957	1,120
Construction and forestry	187	215
Other	12	15
Trade accounts and notes receivable–net	$ 2,923	$ 3,169

In October 2001, the Equipment Operations sold $2.2 billion of United States trade receivables to the credit operations. See Note 1.

At October 31, 2001 and 2000, dealer notes included in the previous table were $583 million and $622 million, and the allowance for doubtful trade receivables was $51 million and $34 million, respectively.

Trade accounts and notes receivable arise from sales of goods to dealers. Under the terms of the sales to dealers, interest is charged to dealers on outstanding balances, from the earlier of the date when goods are sold to retail customers by the dealer or the expiration of certain interest-free periods granted at the time of the sale to the dealer, until payment is received by the company. Dealers cannot cancel purchases after goods are shipped and are responsible for payment even if the equipment is not sold to retail customers. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. These periods range from one to 12 months for agricultural tractors, from one to eight months for most construction equipment, and from two to 24 months for most other equipment. Interest-free periods may not be extended. Interest charged may not be forgiven and interest rates, which exceed the prime rate, are set based on market factors. The company evaluates and assesses dealers on an ongoing basis as to their credit worthiness and generally retains a security interest in the goods associated with these trade receivables. The company is obligated to repurchase goods sold to a dealer upon cancellation or termination of the dealer's contract for such causes as change in ownership, closeout of the business or default. The company may also in certain circumstances repurchase goods sold to a dealer in order to satisfy a request for goods from another dealer.

Trade accounts and notes receivable have significant concentrations of credit risk in the agricultural, commercial and consumer, and construction and forestry sectors as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

8. FINANCING RECEIVABLES

Financing receivables at October 31 consisted of the following in millions of dollars:

	2001	2000
Retail notes:		
Equipment:		
Agricultural	$ 4,711	$ 4,342
Commercial and consumer	786	611
Construction and forestry	1,686	1,419
Recreational products	245	327
Total	7,428	6,699
Wholesale notes	927	1,068
Revolving charge accounts	845	710
Financing leases	774	728
Operating loans	502	423
Total financing receivables	10,476	9,628
Less:		
Unearned finance income:		
Equipment notes	950	1,020
Recreational product notes	81	110
Financing leases	120	116
Total	1,151	1,246
Allowance for doubtful receivables	126	106
Financing receivables – net	$ 9,199	$ 8,276

Financing receivables have significant concentrations of credit risk in the agricultural, commercial and consumer, construction and forestry and recreational product business sectors as shown in the previous table. In 2001, the credit operations discontinued the financing of new recreational products retail notes. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The company retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and financing leases.

Financing receivable installments, including unearned finance income, at October 31 are scheduled as follows in millions of dollars:

	2001	2000
Due in months:		
0 – 12	$ 4,474	$ 4,013
13 – 24	2,531	2,193
25 – 36	1,615	1,466
37 – 48	1,053	1,016
49 – 60	567	648
Thereafter	236	292
Total	$10,476	$ 9,628

The maximum terms for retail notes are generally eight years for agricultural equipment, six years for commercial and consumer equipment, five years for construction and forestry equipment, and 15 years for recreational products. The maximum term for financing leases is generally five years, while the maximum term for wholesale notes is generally 12 months.

At October 31, 2001 and 2000, the unpaid balances of retail notes previously sold by the credit operations were $1,647 million and $2,123 million, respectively. The retail notes sold are collateralized by security interests in the related equipment sold to customers. At October 31, 2001 and 2000, worldwide financing receivables administered, which include financing receivables previously sold but still administered, totaled $10,846 million and $10,399 million, respectively.

Total financing receivable amounts 60 days or more past due were $61 million at October 31, 2001, compared with $44 million at October 31, 2000. These past-due amounts represented .66 percent of the receivables financed at October 31, 2001 and .53 percent at October 31, 2000. The allowance for doubtful financing receivables represented 1.35 percent and 1.26 percent of financing receivables outstanding at October 31, 2001 and 2000, respectively. In addition, at October 31, 2001 and 2000, the company's credit operations had $148 million and $147 million, respectively, of deposits withheld from dealers and merchants available for potential credit losses. An analysis of the allowance for doubtful financing receivables follows in millions of dollars:

	2001	2000	1999
Balance, beginning of the year	$ 106	$ 93	$ 90
Provision charged to operations	103	64	68
Amounts written off	(73)	(44)	(44)
Transfers primarily related to retail note sales	(10)	(7)	(21)
Balance, end of the year	$ 126	$106	$ 93

The company periodically sells receivables in securitizations of retail notes. It retains interest-only strips, servicing rights, and in some cases cash reserve accounts, all of which are retained interests in the securitized receivables. Gains or losses on sales of the receivables depend in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values

at the date of transfer. The company generally estimates fair values based on the present value of future expected cash flows using management's key assumptions as discussed below. The company receives annual servicing fees approximating 1 percent of the outstanding balance, and rights to future cash flows. The company's maximum exposure under recourse provisions related to securitizations at October 31, 2001 and 2000 was $176 million and $174 million, respectively. Except for this exposure, the investors and securitization trusts have no recourse to the company for failure of debtors to pay when due. The company's retained interests, which are included in the recourse provisions, are subordinate to investor's interests and their values are subject to certain key assumptions as shown below.

The company recognized a pretax gain of $12 million on retail notes securitized during 2001. Key assumptions used to initially determine the fair value of the retained interests included a weighted average maturity of 20 months, average annual prepayment rate of 20 percent, expected annual credit losses of .30 percent, and a discount rate on retained interests and subordinate tranches of 13 percent.

Cash flows received from and paid to securitization trusts in millions of dollars were as follows:

	2001
Proceeds from new securitizations	$ 995
Servicing fees received	19
Other cash flows received	53

The total retained interests, weighted-average life, weighted-average current key economic assumptions and the sensitivity analysis showing the hypothetical effects on the retained interests from immediate 10 percent and 20 percent adverse changes in those assumptions with dollars in millions were as follows:

	2001
Retail Note Securitizations	
Carrying amount/fair value of retained interests	$ 92
Weighted-average life (in months)	13
Prepayment speed assumption (annual rate)	19%
Impact on fair value of 10% adverse change	$ .3
Impact on fair value of 20% adverse change	$ .6
Expected credit losses (annual rate)	.39%
Impact on fair value of 10% adverse change	$ .6
Impact on fair value of 20% adverse change	$ 1.2
Residual cash flows discount rate (annual)	13%
Impact on fair value of 10% adverse change	$ 2.2
Impact on fair value of 20% adverse change	$ 4.2

These sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of the changes in assumption to the changes in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas, changes in one factor may result in changes in another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates.

Principal balances of managed and securitized retail notes, past due amounts and credit losses, net of recoveries, as of and for the year ended October 31, 2001 in millions of dollars follow:

	Principal Outstanding	Principal 60 Days or More Past Due	Net Credit Losses
Owned	$ 6,122	$ 23	$ 32
Securitized	1,494	13	10
Managed	$ 7,616	$ 36	$ 42

The amount of actual and projected future credit losses (expected static pool losses) for securitizations during 2001 was .61 percent of the amount of retail notes sold.

In November 2001, the company securitized and sold approximately $930 million of retail notes, which were included in financing receivables at year end. The company recognized a pretax gain on the sale of $23 million.

9. OTHER RECEIVABLES

Other receivables at October 31 consisted of the following in millions of dollars:

	2001	2000
Taxes receivable	$ 206	$ 206
Receivables relating to securitizations	81	89
Health care premiums receivable	13	22
Other	89	78
Other receivables	$ 389	$ 395

The credit operations' receivables related to securitizations are equal to the present value of payments to be received for certain retained interests and deposits made with other entities for recourse provisions under the retail note sales agreements.

10. EQUIPMENT ON OPERATING LEASES

Operating leases arise primarily from the leasing of John Deere equipment to retail customers. Initial lease terms generally range from 36 to 60 months. Net equipment on operating leases totaled $1,939 million and $1,954 million at October 31, 2001 and 2000, respectively. The equipment is depreciated on a straight-line basis over the terms of the leases. The accumulated depreciation on this equipment was $577 million and $480 million at October 31, 2001 and 2000, respectively. The corresponding depreciation expense was $318 million in 2001, $280 million in 2000 and $205 million in 1999.

Future payments to be received on operating leases totaled $741 million at October 31, 2001 and are scheduled as follows in millions of dollars: 2002 – $324, 2003 – $225, 2004 – $115, 2005 – $54 and 2006 – $23.

11. INVENTORIES

Most inventories owned by Deere & Company and its United States equipment subsidiaries are valued at cost, on the "last-in, first-out" (LIFO) basis. Remaining inventories are generally valued at the lower of cost, on the "first-in, first-out" (FIFO) basis, or market. The value of gross inventories on the LIFO basis represented 70 percent and 74 percent of worldwide gross inventories at FIFO value on October 31, 2001 and 2000, respectively. If all inventories had been valued on a FIFO basis,

estimated inventories by major classification at October 31 in millions of dollars would have been as follows:

	2001	2000
Raw materials and supplies	$ 516	$ 460
Work-in-process	376	404
Finished machines and parts	1,618	1,667
Total FIFO value	2,510	2,531
Adjustment to LIFO value	1,004	978
Inventories	$ 1,506	$ 1,553

12. PROPERTY AND DEPRECIATION

A summary of property and equipment at October 31 in millions of dollars follows:

	2001	2000
Land	$ 59	$ 58
Buildings and building equipment	1,238	1,166
Machinery and equipment	2,458	2,315
Dies, patterns, tools, etc	765	678
All other	686	658
Construction in progress	182	180
Total at cost	5,388	5,055
Less accumulated depreciation	3,336	3,143
Property and equipment – net	$ 2,052	$ 1,912

Leased property under capital leases amounting to $15 million and $11 million at October 31, 2001 and 2000, respectively, is included in property and equipment.

Property and equipment additions in 2001, 2000 and 1999 were $500 million, $422 million and $309 million and depreciation was $308 million, $292 million and $281 million, respectively. Property and equipment expenditures for new and revised products, increased capacity and the replacement or major renewal of significant items of property and equipment are capitalized. Expenditures for maintenance, repairs and minor renewals are generally charged to expense as incurred. Most of the company's property and equipment is depreciated using the straight-line method for financial accounting purposes. Depreciation for United States federal income tax purposes is computed using accelerated depreciation methods.

The amount of total capitalized software costs, including purchased and internally developed software, classified as "Other Assets" at October 31, 2001 and 2000 was $218 million and $174 million, less accumulated amortization of $138 million and $113 million, respectively. Amortization of these software costs was $31 million and $29 million in 2001 and 2000, respectively.

The cost of compliance with foreseeable environmental requirements has been accrued and did not have a material effect on the company's financial position or results of operations.

13. INTANGIBLE ASSETS

Net intangible assets totaled $874 million and $652 million at October 31, 2001 and 2000, respectively. The balance at October 31, 2001 consisted of unamortized goodwill of $846 million, an intangible asset of $20 million related to the additional minimum pension liability required by FASB Statement No. 87 and other intangible assets of $8 million. At October 31, 2000, the corresponding amounts were $620 million, $21 million and $11 million, respectively.

Intangible assets, excluding the intangible pension asset, are being amortized over 30 years or less on the straight-line basis, and the accumulated amortization was $183 million and $125 million at October 31, 2001 and 2000, respectively. The intangible pension asset is remeasured and adjusted annually. The unamortized goodwill is reviewed periodically for potential impairment.

14. SHORT-TERM BORROWINGS

Short-term borrowings at October 31 consisted of the following in millions of dollars:

	2001	2000
Equipment Operations		
Commercial paper	$ 557	$ 712
Notes payable to banks	143	143
Long-term borrowings due within one year	73	73
Total	773	928
Financial Services		
Commercial paper	2,672	3,016
Notes payable to banks	24	7
Long-term borrowings due within one year	2,729	1,808
Total	5,425	4,831
Short-term borrowings	$ 6,198	$ 5,759

The weighted-average interest rates on total short-term borrowings, excluding current maturities of long-term borrowings, at October 31, 2001 and 2000 were 3.3 percent and 6.2 percent, respectively. All of the Financial Services' short-term borrowings represent obligations of the credit subsidiaries.

Unsecured lines of credit available from United States and foreign banks were $4,718 million at October 31, 2001. Some of these credit lines are available to both Deere & Company and John Deere Capital Corporation. At October 31, 2001, $1,314 million of these worldwide lines of credit were unused. For the purpose of computing the unused credit lines, commercial paper and short-term bank borrowings, excluding the current maturities of long-term borrowings, were considered to constitute utilization.

Included in the above lines of credit is a long-term committed credit agreement expiring in February 2006 for $2,113 million. The agreement is mutually extendable and the annual facility fee is not significant. The credit agreement has various requirements of John Deere Capital Corporation, including the maintenance of its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt to total stockholder's equity plus subordinated debt at not more than 8 to 1 at the end of any fiscal quarter. The credit agreement also contains a provision requiring Deere & Company to maintain consolidated tangible net worth of $500 million according to accounting principles generally accepted in the United States of America in effect at October 31, 1998. Under this provision, $2,618 million of the company's retained earnings balance was free of restriction at October 31, 2001.

Deere & Company has a contractual agreement to conduct business with John Deere Capital Corporation on such terms that the Capital Corporation will continue to satisfy the ratio requirement discussed above for earnings to fixed charges, Capital Corporation's tangible net worth will be maintained at not less than $50 million and Deere & Company will continue to own at

least 51 percent of Capital Corporation's voting capital stock. These arrangements are not intended to make Deere & Company responsible for the payment of obligations of this credit subsidiary.

15. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at October 31 consisted of the following in millions of dollars:

	2001	2000
Equipment Operations		
Accounts payable:		
Trade payables	$ 955	$1,061
Dividends payable	52	52
Other	53	46
Accrued expenses:		
Employee benefits	241	306
Dealer commissions	221	202
Special items (Note 2)	74	
Other	1,080*	694
Total	2,676	2,361
Financial Services		
Accounts payable:		
Deposits withheld from dealers and merchants	148	147
Other	357	234
Accrued expenses:		
Interest payable	49	61
Other	221	173
Total	775	615
Eliminations	354*	
Accounts payable and accrued expenses	$3,097	$2,976

* Includes trade receivable valuation accounts of $354 million reclassified as accrued expenses by the Equipment Operations as a result of trade receivables sold to Financial Services. See Note 1.

16. LONG-TERM BORROWINGS

Long-term borrowings at October 31 consisted of the following in millions of dollars:

	2001	2000
Equipment Operations		
Notes and debentures:		
Medium-term notes due 2005 – 2006: Average interest rate of 9.6% as of year end 2001 and 7.5% as of year end 2000	$ 45	$ 115
6.55% notes due 2004	250	250
5-7/8% U.S. dollar notes due 2006: ($250 principal) $170 swapped to Euro and Swedish Krona and an average variable interest rate of 4.2% as of year end 2001	256*	
7.85% debentures due 2010	500	500
8.95% debentures due 2019	200	200
8-1/2% debentures due 2022	200	200
6.55% debentures due 2028	200	200
8.10% debentures due 2030	250	250
7.125% notes due 2031	300	
Other notes	9	2
Total	$2,210	$1,717
Financial Services		
Notes and debentures:		
Medium-term notes due 2003 – 2007: ($2,778 principal) Average interest rate of 4.6% as of year end 2001 and 7.4% as of year end 2000	$2,796*	$1,992
7% notes due 2002: Swapped to variable interest rate of 7.1% as of year end 2000		300
Floating rate notes due 2003: Interest rate of 2.7% as of year end 2001	200	
6.125% U.S. dollar notes due 2003: ($150 principal) Swapped to Canadian dollars and a variable interest rate of 4.2% as of year end 2001 and 6.1% as of year end 2000	157*	142
5.125% debentures due in 2006 ($600 principal) Swapped to variable interest rate of 3.0% as of year end 2001	601*	
6% notes due 2009: ($300 principal) Swapped to variable interest rate of 3.8% as of year end 2001 and 6.9% as of year end 2000	316*	300
Other notes	131	163
Total notes and debentures	4,201	2,897
Subordinated debt:		
8-5/8% subordinated debentures due 2019	150	150
Total	4,351	3,047
Long-term borrowings	$6,561	$4,764

* These carrying values include fair value adjustments related to interest rate swaps designated as fair value hedges under FASB Statement No. 133 adopted in 2001. See Notes 1 and 23.

(continued)

All of the Financial Services' long-term borrowings represent obligations of the credit subsidiaries.

The approximate amounts of the Equipment Operations' long-term borrowings maturing and sinking fund payments required in each of the next five years in millions of dollars are as follows: 2002 – $73, 2003 – $7, 2004 – $251, 2005 – $26 and 2006 – $270. The approximate amounts of the credit subsidiaries' long-term borrowings maturing and sinking fund payments required in each of the next five years in millions of dollars are as follows: 2002 – $2,729, 2003 – $2,019, 2004 – $879, 2005 – $20 and 2006 – $838.

17. LEASES

At October 31, 2001, future minimum lease payments under capital leases totaled $14 million. Total rental expense for operating leases was $90 million in 2001 and $73 million in 2000 and 1999. At October 31, 2001, future minimum lease payments under operating leases amounted to $261 million as follows: 2002 – $55, 2003 – $38, 2004 – $66, 2005 – $28, 2006 – $20 and later years $54.

18. COMMITMENTS AND CONTINGENT LIABILITIES

On October 31, 2001, the company's maximum exposure under all credit receivable recourse provisions was $176 million for retail notes sold by the Financial Services subsidiaries. Also, at October 31, 2001, the company had commitments of approximately $162 million for construction and acquisition of property and equipment.

John Deere B.V., located in the Netherlands, is an indirect wholly-owned finance subsidiary of the company. The securities of John Deere B.V. that are registered with the United States Securities and Exchange Commission are fully and unconditionally guaranteed by the company.

The company is subject to various unresolved legal actions which arise in the normal course of its business, the most prevalent of which relate to product liability (including asbestos related liability), retail credit, software licensing, patent and trademark matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the company believes these unresolved legal actions will not have a material effect on its financial statements.

19. CAPITAL STOCK

Changes in the common stock account in 1999, 2000 and 2001 in millions were as follows:

	Number of Shares Issued	Amount
Balance at October 31, 1998	263.9	$1,790
Acquisition of a business	1.5	49
Other	.4	11
Balance at October 31, 1999	265.8	1,850
Acquisition of a business	.2	10
Other		4
Balance at October 31, 2000	266.0	1,864
Acquisition of business	2.2	81
Other		4
Balance at October 31, 2001	268.2	$1,949

The number of common shares the company is authorized to issue is 600 million and the number of authorized preferred shares, none of which has been issued, is 9 million.

A reconciliation of basic and diluted net income per share follows in millions, except per share amounts:

	2001	2000	1999
Net income (loss)	$(64.0)	$485.5	$239.2
Average shares outstanding	235.0	234.3	232.9
Basic net income (loss) per share	$ (.27)	$ 2.07	$ 1.03
Average shares outstanding	235.0	234.3	232.9
Effect of dilutive stock options	1.8	1.7	1.5
Total potential shares outstanding	236.8	236.0	234.4
Diluted net income (loss) per share	$ (.27)	$ 2.06	$ 1.02

Stock options to purchase 3.0 million shares, 2.9 million shares and 4.2 million shares during 2001, 2000 and 1999, respectively, were outstanding, but not included in the preceding diluted per share computation because the options' exercise prices were greater than the average market price of the company's common stock during the related periods.

20. STOCK OPTION AND RESTRICTED STOCK AWARDS

The company issues stock options and restricted stock to key employees under plans approved by stockholders. Restricted stock is also issued to nonemployee directors under a plan approved by stockholders. Options are generally awarded with the exercise price equal to the market price and become exercisable in one to three years after grant. Certain other options have been awarded with the exercise prices greater than the market price and become exercisable in one year or longer after grant, depending on the achievement of company performance goals. Options generally expire 10 years after the date of grant. According to these plans at October 31, 2001, the company is authorized to grant an additional 10.0 million shares related to stock options or restricted stock.

The company has retained the intrinsic value method of accounting for its plans in accordance with APB Opinion No. 25, and no compensation expense for stock options was recognized under this method. For disclosure purposes only under FASB Statement No. 123, Accounting for Stock Based Compensation, the Black-Scholes option pricing model was used to calculate the "fair values" of stock options on the date the options were awarded. Based on this model, the weighted-average fair values of stock options awarded during 2001, 2000 and 1999 with the exercise price equal to the market price were $12.06, $12.06 and $7.96 per option, respectively. Those awarded during 1999 with the exercise price greater than the market price had a fair value of $4.26 per option.

Pro forma net income and earnings per share, as if the fair value method in FASB Statement No. 123 had been used to account for stock-based compensation, and the assumptions used are as follow:

	2001	2000	1999
Net income (loss) (in millions)			
As reported	$ (64)	$ 486	$ 239
Pro forma	$ (96)	$ 446	$ 216
Net income (loss) per share			
As reported – basic	$ (.27)	$ 2.07	$ 1.03
Pro forma – basic	$ (.41)	$ 1.91	$ .93
As reported – diluted	$ (.27)	$ 2.06	$ 1.02
Pro forma – diluted	$ (.41)	$ 1.89	$ .92
Black-Scholes assumptions*			
Risk-free interest rate	5.4%	6.2%	4.6%
Dividend yield	2.1%	2.1%	2.7%
Stock volatility	33.2%	30.4%	27.9%
Expected option life	4.1 years	4.5 years	5.0 years

*Weighted-averages

During the last three fiscal years, shares under option in millions were as follows:

	2001		2000		1999	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Outstanding at beginning of year	16.7	$39.77	11.9	$38.59	7.6	$39.95
Granted – at market	4.5	41.98	5.5	41.29	3.9	32.75
Granted – at premium					.7	50.97
Exercised	(.6)	28.94	(.6)	28.75	(.2)	21.35
Expired or forfeited	(.1)	42.80	(.1)	42.50	(.1)	40.62
Outstanding at end of year	20.5	40.56	16.7	39.77	11.9	38.59
Exercisable at end of year	14.8	38.28	10.1	36.14	6.8	37.36

*Weighted-averages

Options outstanding and exercisable in millions at October 31, 2001 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Remaining Contractual Life (yrs)*	Exercise Price*	Shares	Exercise Price*
$13.63 – $23.56	1.2	2.42	$ 20.16	1.2	$ 20.16
$28.39 – $34.19	5.2	5.80	32.55	5.2	32.55
$35.00 – $41.47	5.6	8.08	41.16	5.5	41.21
$42.07 – $47.36	5.6	8.16	42.27	1.3	42.92
$50.97 – $56.50	2.4	6.39	54.78	1.6	56.50
$82.19	.5	6.08	82.19		
Total	20.5			14.8	

*Weighted-averages

In 2001, 2000, and 1999, the company granted 44,001, 53,956 and 703,914 shares of restricted stock with weighted-average fair values of $41.96, $37.55 and $32.85 per share, respectively. The total compensation expense for the restricted stock plans, which are being amortized over the restricted periods, was none, $9 million and $10 million in 2001, 2000 and 1999, respectively. The amortization in 2001 was offset by decreases in estimates of restricted stock to be issued.

21. EMPLOYEE STOCK PURCHASE AND SAVINGS PLANS

The company maintains the following significant plans for eligible United States employees:

John Deere Savings and Investment Plan, for salaried employees
John Deere Stock Purchase Plan, for salaried employees
John Deere Tax Deferred Savings Plan, for wage employees

Company contributions under these plans were $34 million in 2001, $27 million in 2000 and $51 million in 1999.

22. OTHER COMPREHENSIVE INCOME ITEMS

Other comprehensive income items under FASB Statement No. 130 are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss) and the related tax effects in millions of dollars:

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
1999			
Cumulative translation adjustment	$ (24)	$ (3)	$ (27)
Unrealized loss on marketable securities:			
Holding loss	(28)	10	(18)
Reclassification of realized gain to net income	(1)		(1)
Net unrealized loss	(29)	10	(19)
Total other comprehensive loss	$ (53)	$ 7	$ (46)

(continued)

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
2000			
Minimum pension liability adjustment	$ 16	$ (5)	$ 11
Cumulative translation adjustment	(108)	(7)	(115)
Unrealized loss on marketable securities:			
Holding loss	(1)		(1)
Reclassification of realized gain to net income	(7)	3	(4)
Net unrealized loss	(8)	3	(5)
Total other comprehensive loss	$ (100)	$ (9)	$ (109)
2001			
Minimum pension liability adjustment	$ (11)	$ 3	$ (8)
Cumulative translation adjustment	(63)		(63)
Unrealized holding gain and net gain on marketable securities	6	(2)	4
Unrealized loss on derivatives:			
Hedging loss	(155)	55	(100)
Reclassification of realized loss to net income	43	(15)	28
Net unrealized loss	(112)	40	(72)
Total other comprehensive loss	$ (180)	$ 41	$ (139)

23. FINANCIAL INSTRUMENTS

The fair values of financial instruments which do not approximate the carrying values in the financial statements at October 31 in millions of dollars follow:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financing receivables	$ 9,199	$ 9,226	$ 8,276	$ 8,254
Long-term borrowings				
Equipment Operations	$ 2,210	$ 2,404	$ 1,717	$ 1,722
Financial Services	4,351	4,355	3,047	3,036
Total	$ 6,561	$ 6,759	$ 4,764	$ 4,758

Fair Value Estimates

Fair values of the long-term financing receivables with fixed rates were based on the discounted values of their related cash flows at current market interest rates. The fair values of the remaining financing receivables approximated the carrying amounts.

Fair values of long-term borrowings with fixed rates were based on the discounted values of their related cash flows at current market interest rates. Certain long-term borrowings have been swapped to current variable interest rates. The carrying values of these long-term borrowings include adjustments related to fair value hedges under FASB Statement No. 133, which was adopted in 2001. See Notes 1 and 16.

Derivatives

It is the company's policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. The company's credit operations manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the local currencies.

Interest Rate Swaps

The company enters into interest rate swap agreements primarily to more closely match the fixed or floating interest rates of the credit operations' borrowings to those of the assets being funded.

Certain interest rate swaps were designated as hedges of future cash flows from commercial paper and variable interest rate borrowings. The effective portion of the fair value gains or losses on these cash flow hedges are recorded in other comprehensive income and subsequently reclassified into interest expense as payments become due and the swaps approach maturity. These amounts offset the effects of interest rate changes on the related borrowings. The amount of the loss recorded in other comprehensive income at October 31, 2001 that is expected to be reclassified to earnings in the next 12 months if interest rates remain unchanged is approximately $43 million after-tax. These swaps mature in up to 57 months.

Certain interest rate swaps were designated as fair value hedges of fixed-rate, long-term borrowings. The effective portion of the fair value gains or losses on these swaps were offset by fair value adjustments in the underlying borrowings. See Note 16.

Any ineffective portions of the gains or losses on all cash flow and fair value interest rate swaps designated as hedges were recognized immediately in interest expense and were not material in 2001. There were no components of cash flow or fair value hedges that were excluded from the assessment of effectiveness.

The company has certain interest rate swap agreements that are not designated as hedges under FASB Statement No. 133 and the fair value gains or losses are recognized directly in earnings. These instruments relate primarily to swaps that are used to facilitate securitization transactions.

Foreign Exchange Forward Contracts, Swaps and Options

The company has entered into foreign exchange forward contracts, swaps and purchased options in order to manage the currency exposure of certain receivables, liabilities and expected inventory purchases. These derivatives were not designated as hedges under FASB Statement No. 133. The fair value gains or losses from these foreign currency derivatives are recognized directly in earnings, generally offsetting the foreign exchange gains or losses on the exposures being managed.

The company has designated cross currency interest rate swaps as fair value hedges of certain long-term borrowings. The effective portion of the fair value gains or losses on these swaps are offset by fair value adjustments in the underlying borrowings and the ineffectiveness was not material. The company has also designated currency swaps as cash flow hedges of a long-term borrowing. The effective portion of the fair value gains or losses on these swaps are recorded in other comprehensive income and subsequently reclassified into earnings as payments become due and the swaps approach maturity. This will offset the exchange rate effects on the borrowing being hedged and the ineffectiveness was not material.

24. CASH FLOW INFORMATION

For purposes of the statement of consolidated cash flows, the company considers investments with original maturities of three months or less to be cash equivalents. Substantially all of the company's short-term borrowings mature within three months or less.

In 2001, net income included in the cash flows from operations has a non-cash expense of $339 million pretax related to the special items (See Note 2). These non-cash accruals and write-downs have been added back as adjustments to income in the changes in assets and liabilities related to operations. In 2001, the Equipment Operations cash flows from operations has a positive cash flow of $2.2 billion included in their decrease in receivables related to the sale of trade receivables to Financial Services. The Financial Services cash flows from investing activities has an offsetting cash outflow included in their cost of receivables acquired. These intercompany cash flows have been eliminated in the consolidated cash flows.

Cash payments for interest and income taxes consisted of the following in millions of dollars:

	2001	2000	1999
Interest:			
Equipment Operations	$ 220	$ 152	$ 151
Financial Services	540	489	428
Intercompany eliminations	(34)	(23)	(15)
Consolidated	$ 726	$ 618	$ 564
Income taxes:			
Equipment Operations	119	$ 393	$ 135
Financial Services	61	77	55
Intercompany eliminations	(48)	(57)	(43)
Consolidated	$ 132	$ 413	$ 147

25. SEGMENT AND GEOGRAPHIC AREA DATA FOR THE YEARS ENDED OCTOBER 31, 2001, 2000 AND 1999

The company's operations are organized and reported in four major business segments described as follows (Also see Part I, Item 1, of the company's Form 10-K):

The agricultural equipment segment manufactures and distributes a full line of farm equipment – including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; materials handling equipment; and integrated agricultural managment systems technology.

The commercial and consumer equipment segment manufactures and distributes equipment for commercial and residential uses – including small tractors for lawn, garden, commercial and utility purposes; riding and walk-behind mowers; golf course equipment; snowblowers; skid-steer loaders; utility vehicles; landscape and irrigation equipment; and other outdoor power products. As of November 1, 2001, the design, manufacture and distribution of skid steer loaders were transferred from the commercial and consumer equipment segment to the construction and forestry segment.

The construction and forestry segment manufactures and distributes a broad range of machines used in construction, earthmoving, material handling and timber harvesting – including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; forklifts; landscape loaders; and log skidders, feller bunchers, loaders, forwarders, harvesters and related attachments.

The products and services produced by the equipment segments are marketed primarily through independent retail dealer networks and major retail outlets.

The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction and forestry equipment. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans and finances retail revolving charge accounts.

Certain operations do not meet the materiality threshold of FASB Statement No. 131 and have been grouped together as "Other" segments. These include the special technologies group, health care and the insurance operations which were sold in 1999.

Corporate assets are primarily the Equipment Operations' prepaid pension costs, deferred income tax assets, other receivables and cash and cash equivalents as disclosed in the financial statements, net of certain intercompany eliminations.

Because of integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations must be made to determine operating segment and geographic area data. Intersegment sales and revenues represent sales of components and finance charges which are generally based on market prices. Overseas operations are defined to include all activities of divisions, subsidiaries and affiliated companies conducted outside the United States and Canada.

Information relating to operations by operating segment in millions of dollars follows with related comments included in Management's Discussion and Analysis. In addition to the following unaffiliated sales and revenues by segment, intersegment sales and revenues in 2001, 2000, and 1999 were as follows: agricultural equipment net sales of $76 million, $94 million and $106 million and credit revenues of $22 million, $4 million and $1 million, respectively.

OPERATING SEGMENTS	**2001**	**2000**	**1999**
Net sales and revenues			
Unaffiliated customers:			
Agricultural equipment net sales	$ 6,269	$ 5,934	$ 5,138
Commercial and consumer equipment net sales	2,667	2,966	2,648
Construction and forestry net sales	2,086	2,203	1,880
Other net sales	55	66	35
Total net sales	11,077	11,169	9,701
Credit revenues	1,439	1,323	1,136
Other revenues	777	645	914
Total	$13,293	$13,137	$11,751

OPERATING SEGMENTS	**2001**	**2000**	**1999**
Operating profit (loss)			
Agricultural equipment	$ 257*	$ 400	$ (51)**
Commercial and consumer equipment	(194)*	159	213
Construction and forestry	(54)*	191	149
Credit***	274*	254	274
Other***	(31)*	(39)	(33)
Total operating profit	252	965	552
Interest income	39	40	24
Investment income		8	1
Interest expense	(268)	(182)	(161)
Foreign exchange loss	(15)	(8)	(7)
Corporate expenses – net	(54)	(43)	(35)
Income taxes	(18)	(294)	(135)
Total	(316)	(479)	(313)
Net income (loss)	$ (64)	$ 486	$ 239

* In 2001, operating profit (loss) of the agricultural equipment, commercial and consumer equipment, construction and forestry, credit and other segments includes expense of special items of $97 million, $163 million, $80 million, $3 million and $1 million, respectively. See Note 2.

** In 1999, operating profit of the agricultural equipment segment includes $68 million of early-retirement costs.

*** Operating profit of the credit business segment includes the effect of interest expense, which is the largest element of its operating costs. Operating profit of the "other" category includes health care and insurance investment income.

	2001	**2000**	**1999**
Interest income			
Agricultural equipment	$ 26	$ 39	$ 51
Commercial and consumer equipment	17	11	8
Construction and forestry	13	8	9
Credit	869	791	685
Corporate	39	40	24
Intercompany	(34)	(23)	(15)
Total	$ 930	$ 866	$ 762
Interest expense			
Agricultural equipment	$ 1	$ 1	$ 1
Credit	530	515	408
Other	1	2	2
Corporate	268	182	161
Intercompany	(34)	(23)	(15)
Total	$ 766	$ 677	$ 557
Depreciation* and amortization expense			
Agricultural equipment	$ 204	$ 199	$ 193
Commercial and consumer equipment	93	75	71
Construction and forestry	72	60	46
Credit	321	283	208
Other	28	31	24
Total	$ 718	$ 648	$ 542

* Includes depreciation for equipment on operating leases.

OPERATING SEGMENTS	2001	2000	1999
Equity in income (loss) of unconsolidated affiliates			
Agricultural equipment	$ (7)	$ (5)	$ 2
Construction and forestry	(10)	6	10
Credit	(3)	1	
Other	(2)		(3)
Total	$ (22)	$ 2	$ 9
Identifiable assets			
Agricultural equipment	$ 2,975	$ 4,082	$ 4,244
Commercial and consumer equipment	1,605	2,216	1,948
Construction and forestry	1,363	1,522	757
Credit	14,559	10,675	8,658
Other	385	338	327
Corporate	1,776	1,636	1,644
Total	$22,663	$20,469	$17,578
Capital additions			
Agricultural equipment	$ 266	$ 214	$ 170
Commercial and consumer equipment	164	135	80
Construction and forestry	55	53	42
Credit	3	10	5
Other	12	10	12
Total	$ 500	$ 422	$ 309
Investment in unconsolidated affiliates			
Agricultural equipment	$ 29	$ 26	$ 23
Commercial and consumer equipment	3	2	2
Construction and forestry	156	153	116
Credit	6	10	9
Other	4		2
Total	$ 198	$ 191	$ 152

The company views and has historically disclosed its operations as consisting of two geographic areas, the United States and Canada, and overseas, shown below in millions of dollars. Operating income for these areas has been disclosed in addition to the requirements under FASB Statement No. 131. No individual foreign country's net sales and revenues were material for disclosure purposes. The percentages shown in the captions for net sales and revenues indicate the approximate proportion of each amount that relates to the United States only. The percentages are based upon a three-year average for 2001, 2000 and 1999.

GEOGRAPHIC AREAS	2001	2000	1999
Net sales and revenues			
Unaffiliated customers:			
United States and Canada:			
Equipment operations net sales (92%)	$ 8,124	$ 8,272	$ 7,023
Financial Services revenues (89%)	1,937	1,731	1,873
Total	10,061	10,003	8,896
Overseas:			
Equipment operations net sales	2,954	2,897	2,678
Financial Services revenues	100	79	40
Total	3,054	2,976	2,718
Other revenues	178	158	137
Total	$13,293	$13,137	$11,751
Operating profit (loss)			
United States and Canada:			
Equipment operations	$ (164)	$ 529	$ 48
Financial Services	283	265	277
Total	119	794	325
Overseas:			
Equipment operations	118	164	224
Financial Services	15	7	3
Total	133	171	227
Total	$ 252	$ 965	$ 552
Property and equipment			
United States	$ 1,407	$ 1,322	$ 1,267
Mexico	189	197	194
Germany	155	121	137
Other countries	301	272	184
Total	$ 2,052	$ 1,912	$ 1,782

26. SUPPLEMENTAL INFORMATION (UNAUDITED)

Quarterly information with respect to net sales and revenues and earnings is shown in the following schedule. Such information is shown in millions of dollars except for per share amounts.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales and revenues*	$2,705	$3,809	$3,618	$3,161
Income (loss) before income taxes	92	215	137	(469)
Net income (loss)	56	128	72	(320)
Net income (loss) per share – basic	.24	.55	.30	(1.36)
Net income (loss) per share – diluted	.24	.54	.30	(1.36)
Dividends declared per share	.22	.22	.22	.22
Dividends paid per share	.22	.22	.22	.22

* In the fourth quarter of 2001, the company adopted EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. The increases in net sales and cost of sales in 2001 from the adoption of the new standard were $25 million in the first quarter, $33 million in the second quarter, $34 million in the third quarter, $31 million in the fourth quarter and $123 million for the year. See Note 1.

(continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000				
Net sales and revenues	$2,339	$3,790	$3,632	$3,376
Income before income taxes	60	353	270	95
Net income	38	204	173	71
Net income per share – basic	.16	.87	.74	.30
Net income per share – diluted	.16	.87	.72	.30
Dividends declared per share	.22	.22	.22	.22
Dividends paid per share	.22	.22	.22	.22

Common stock per share sales prices from New York Stock Exchange composite transactions quotations follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001 Market price				
High	$47.13	$45.96	$42.80	$45.00
Low	$34.63	$34.45	$36.04	$33.50
2000 Market price				
High	$48.31	$44.63	$49.63	$38.94
Low	$35.38	$30.31	$36.31	$30.69

At October 31, 2001, there were 32,400 holders of record of the company's $1 par value common stock.

Dividend

A quarterly cash dividend of $.22 per share was declared at the board of directors' meeting held on December 5, 2001, payable on February 1, 2002.

FINANCIAL INSTRUMENT RISK INFORMATION (UNAUDITED)

Sensitivity Analysis

The following table includes a sensitivity analysis for the company's derivatives and other financial instruments which have interest rate risk. These instruments are held for other than trading purposes. Quarterly, the company uses a combination of cash flow models to assess the sensitivity of earnings to changes in market interest rates. The models calculate the effect of adjusting interest rates as follows. Cash flows for financing receivables are discounted at the current prevailing rate for each receivable portfolio. Cash flows for borrowings are discounted at the treasury yield curve plus a market credit spread for similarly rated borrowers. Cash flows for interest rate swaps are projected and discounted using forecasted rates from the swap yield curve at the repricing dates.

The gains or losses in the following table represent the changes in the financial instruments' fair values which would be caused by decreasing the interest rates by 10 percent from the market rates at October 31, 2001 and 2000. The gains or losses in fair values would have been as follows in millions of dollars:

	Fair Value Gains (Losses)	
	2001	**2000**
Marketable securities	$ 2	$ 2
Financing receivables	48	52
Interest rate swaps related to short-term borrowings	(12)	(12)
Long-term borrowings and related swaps:		
Equipment Operations borrowings	(88)	(79)
Interest rate and foreign currency swaps	2	
Financial Services borrowings	(26)	(32)
Interest rate and foreign currency swaps	21	14
Total	$ (53)	$ (55)

Tabular Information

The following foreign exchange forward contracts were held by the company related to certain currency exposures. Substantially all contracts have maturity dates of less than one year. The notional amounts and fair values in millions of dollars follow:

	Average Contractual Rate*	Notional Amount	Fair Value Gains (Losses)
October 31, 2001			
Buy US$ / Sell Euro	1.1062	$ 279	$ .1
Buy US$ / Sell Australian dollar	1.9933	236	(.5)
Buy Euro / Sell US$	1.1212	155	
Buy US$ / Sell Canadian dollar	1.5727	144	.1
Other contracts		172	.9
Total		$ 986	$ .6
October 31, 2000			
Buy US$ / Sell Canadian dollar	1.5011	$ 153	$ 2.4
Buy Deutsche Mark / Sell US$	2.3367	145	(.9)
Buy US$ / Sell Euro	1.1651	137	4.1
Buy US$ / Sell Swedish Krona	9.6095	123	7.4
Buy US$ / Sell British Pound	.6873	119	1.5
Buy US$ / Sell Australian dollar	1.8043	118	6.8
Buy US$ / Sell Deutsche Mark	2.3394	87	.5
Other contracts		142	(.4)
Total		$ 1,024	$ 21.4

*Currency per United States dollar (US$)

At October 31, 2001 and 2000, the company had $31 million and $202 million of foreign exchange purchased options with a fair value of $.6 million and $3.2 million, respectively. All options mature in less than one year.

The company held certain financial instruments in currencies other than the functional currencies. The significant carrying values and related currency swaps in millions of dollars at October 31, 2001 were as follows:

	Expected Maturity Date						
Functional Currency (FC)	**2002**	**2003**	**2004**	**2005**	**2006**	**Total**	**Fair Values**
Euro (FC)							
Short-term borrowings (US$)	$ 308					$ 308	*
Average interest rates	2.7%						
Long-term borrowings (US$)					$ 256	$ 256	*
Fixed interest rate					5.9%		
Currency swaps							
Notional amount					$ 170	$ 170	$ 9
Buy US$/Sell Euro							
Contract rate					1.1073		
Currency swap							
Notional amount					$ 97	$ 97	$ 2
Buy Euro/Sell Swedish Krona							
Contract rate					9.23		
Australian Dollar (FC)							
Short-term borrowings (US$)	$ 295					$ 295	*
Average interest rates	2.6%						
Canadian Dollar (FC)							
Short-term borrowings (US$)	$ 30					$ 30	*
Average interest rates	2.6%						
Brazilian Real (FC)							
Financing receivables (US$)	$ 19	$ 7	$ 5	$ 3	$ 1	$ 35	*
Fixed average interest rates	10.8%	10.6%	10.6%	10.5%	10.5%		
Long-term borrowings (US$)	$ 17	$ 8	$ 7	$ 6	$ 3	$ 41	*
Fixed average interest rates	6.8%	6.9%	6.9%	7.1%	7.0%		

*These fair values were approximately equal to the values in the total column.

Additional information on financial instruments including derivatives is presented in Note 23.

DEERE & COMPANY

SELECTED FINANCIAL DATA

(Dollars in millions except per share amounts)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Net sales and revenues	$13,293	$13,137	$11,751	$13,822	$12,791	$11,229	$10,291	$ 8,977	$ 7,696	$ 6,930
Net sales	11,077	11,169	9,701	11,926	11,082	9,640	8,830	7,663	6,479	5,723
Finance and interest income	1,445	1,321	1,104	1,007	867	763	660	548	563	616
Research and development expenses	590	542	458	445	412	370	327	276	270	288
Interest expense	766	677	557	519	422	402	393	303	369	413
Income (loss) before changes in accounting	(64)	486	239	1,021	960	817	706	604	184	37
Net income (loss)	(64)	486	239	1,021	960	817	706	604	(921)	37
Income (loss) per share before changes in accounting	$ (.27)	$ 2.07	$ 1.03	$ 4.20	$ 3.78	$ 3.14	$ 2.71	$ 2.34	$ .80	$ .16
Net income (loss) per share – basic	(.27)	2.07	1.03	4.20	3.78	3.14	2.71	2.34	(3.97)	.16
Net income (loss) per share – diluted	(.27)	2.06	1.02	4.16	3.74	3.11	2.69	2.32	(3.97)	.16
Dividends declared per share	.88	.88	.88	.88	.80	.80	.75	.68⅓	.66⅔	.66⅔
Dividends paid per share	.88	.88	.88	.86	.80	.80	.73⅓	.66⅔	.66⅔	.66⅔
Average number of common shares outstanding (in thousands)	234,980	234,276	232,874	243,315	253,723	260,547	260,494	258,438	231,874	228,822
Total assets	$22,663	$20,469	$17,578	$18,002	$16,320	$14,653	$13,847	$12,781	$11,467	$11,446
Trade accounts and notes receivable – net	2,923	3,169	3,251	4,059	3,334	3,153	3,260	2,939	2,794	2,946
Financing receivables – net	9,199	8,276	6,743	6,333	6,405	5,912	5,345	4,502	3,755	4,395
Equipment on operating leases – net	1,939	1,954	1,655	1,209	775	430	259	219	195	168
Inventories	1,506	1,553	1,294	1,287	1,073	829	721	698	464	525
Property and equipment – net	2,052	1,912	1,782	1,700	1,524	1,352	1,336	1,314	1,240	1,308
Short-term borrowings:										
Equipment Operations	773	928	642	1,512	171	223	396	54	476	856
Financial Services	5,425	4,831	3,846	3,810	3,604	2,921	2,744	2,583	1,125	2,224
Total	6,198	5,759	4,488	5,322	3,775	3,144	3,140	2,637	1,601	3,080
Long-term borrowings:										
Equipment Operations	2,210	1,718	1,036	553	540	626	703	1,019	1,070	1,234
Financial Services	4,351	3,046	2,770	2,239	2,083	1,799	1,473	1,035	1,478	1,239
Total	6,561	4,764	3,806	2,792	2,623	2,425	2,176	2,054	2,548	2,473
Total stockholders' equity	3,992	4,302	4,094	4,080	4,147	3,557	3,085	2,558	2,085	2,650
Book value per share	$ 16.82	$ 18.34	$ 17.51	$ 17.56	$ 16.57	$ 13.83	$ 11.78	$ 9.87	$ 8.13	$ 11.58
Number of employees (at year end)	45,069	43,670	38,726	37,002	34,420	33,919	33,375	34,252	33,070	34,852

STOCKHOLDER INFORMATION

ANNUAL MEETING
The annual meeting of company stockholders will be held at 10 a.m. on February 27, 2002, at the Deere & Company World Headquarters, One John Deere Place, Moline, Illinois.

TRANSFER AGENT
Send address changes and certificates for transfer to:
Deere & Company
c/o The Bank of New York
Receive & Deliver Dept. - 11W
P.O. Box 11002, Church Street Station,
New York, NY 10286

Direct other inquiries, including those concerning lost, stolen or destroyed stock certificates or dividend checks, to:
Deere & Company
c/o The Bank of New York
Shareholder Relations Dept. - 8W
P.O. Box 11258, Church Street Station,
New York, NY 10286
Phone toll-free: 1-800-268-7369
From outside the U.S., call: (402) 963-9394
Internet: *http://www.stockbny.com*

DIVIDEND REINVESTMENT/
DIRECT PURCHASE PLAN
Investors may purchase initial Deere & Company shares through The Bank of New York *BuyDIRECT*℠ Plan. Optional monthly cash investments may be made automatically through electronic debits. For enrollment information or inquiries about existing reinvestment accounts, call the toll-free number above, or write to:
Deere & Company - DRP
c/o The Bank of New York
P.O. Box 1958
Newark, NJ 07101-9774

STOCKHOLDER RELATIONS
Deere & Company welcomes your comments:
Deere & Company
Stockholder Relations Department
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4539 Fax: (309) 765-5671
Internet: *http://www.johndeere.com*

INVESTOR RELATIONS
Securities analysts, portfolio managers and representatives of financial institutions may contact:
Marie Ziegler
Vice President, Investor Relations
Deere & Company
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4491
Internet: *http://www.johndeere.com*

STOCK EXCHANGES
Deere & Company common stock (DE) is listed on the New York, Chicago, and Frankfurt, Germany, stock exchanges.

FORM 10-K
The Form 10-K annual report to the Securities and Exchange Commission will be available to stockholders in January online, or upon written request to Deere & Company Stockholder Relations.

AUDITORS
Deloitte & Touche LLP
Chicago, Illinois

CORPORATE OFFICERS

ROBERT W. LANE (20)
Chairman and Chief Executive Officer

SAMUEL R. ALLEN (26)*
Senior Vice President, Global Human Resources and Industrial Relations

JAMES R. JENKINS (2)
Senior Vice President and General Counsel

NATHAN J. JONES (23)
Senior Vice President, Finance and Accounting, and Chief Financial Officer

JOHN K. LAWSON (43)
Senior Vice President
Technology and Engineering

DAVID M. PURVIS (1)*
Senior Vice President and Chief Technology Officer

G. BART BONTEMS (37)
Vice President, Industrial Relations

WADE P. CLARKE, JR. (26)
Vice President, Government Affairs

DEAN R. DORT II (21)
Vice President, Washington Affairs

MERTROE B. HORNBUCKLE (26)
Vice President, Human Resources

JAMES R. JABANOSKI (21)
Vice President and Treasurer

CURTIS G. LINKE (4)
Vice President, Corporate Communications

ROBERT E. MOULDS (31)
Vice President, Engineering

R. DAVID NELSON (4)
Vice President, Worldwide Supply Management

DENNIS R. SCHWARTZ (34)
Vice President, Pension Fund and Investments

KIRK E. SIEFKAS (1)
Vice President and Chief Information Officer

MARIE Z. ZIEGLER (23)
Vice President, Investor Relations

JAMES M. FIELD (7)
Comptroller

MICHAEL A. HARRING (17)
Corporate Secretary and Associate General Counsel

( ) Figures in parentheses represent years of company service.
* Newly elected senior officers

OPERATING OFFICERS

WORLDWIDE AGRICULTURAL OPERATIONS

DAVID C. EVERITT (26)*
President, Agricultural Division - Europe, Africa & South America and Global Harvesting Equipment Sourcing

PAUL ENZ (39)
Vice President, Marketing and Product Support - Europe, Africa & Middle East

JEAN GILLES (21)
Senior Vice President, Manufacturing and Engineering, Global Harvesting Equipment

H.J. MARKLEY (27)
President, Agricultural Division - North America, East Asia & Australia and Global Tractor and Implement Sourcing

DOUGLAS C. DEVRIES (27)
Senior Vice President, Agricultural Marketing - North America, Australia & Asia

ADEL A. ZAKARIA (25)
Senior Vice President, Manufacturing and Engineering, Global Tractor and Implement Equipment

CHARLES R. STAMP, JR. (3)
President, Global AgServices

WORLDWIDE CONSTRUCTION & FORESTRY DIVISION & DEERE POWER SYSTEMS GROUP

PIERRE E. LEROY (25)
President

ROGER L. BRIDGES (29)
Vice President, Hitachi Joint Venture

BOB B. BROCK (23)
Vice President, North American Sales and Marketing

MAX A. GUINN (21)
Vice President, Engineering and Manufacturing

MIKKO O. RYSÄ (2)
Vice President, International and New Business

JAMES D. WHITE (32)
Senior Vice President, Power Systems Group

WORLDWIDE COMMERCIAL & CONSUMER EQUIPMENT DIVISION

JOHN J. JENKINS (34)
President

MICHAEL J. MACK, JR. (15)
Senior Vice President, Marketing and Administration

DANIEL J. REILLY (36)
Senior Vice President, Manufacturing and Product Development

DAVID P. WERNING (25)
President, John Deere Landscapes

FINANCIAL SERVICES DIVISION

MICHAEL P. ORR (27)
President, Financial Services

RICHARD L. BARTSH (9)
President, John Deere Health

JON D. VOLKERT (7)
President, John Deere Credit

JAMES W. EILER (2)
Senior Vice President, AgriFinance Division

JAMES A. ISRAEL (22)
Senior Vice President, Worldwide Equipment Financing

STEPHEN PULLIN (7)
Senior Vice President, International Financing

LAWRENCE W. SIDWELL (2)
Senior Vice President, iVesta



Directors

From left: T. Kevin Dunnigan, Crandall C. Bowles, John R. Walter, Regina E. Herzlinger, John R. Stafford, Robert W. Lane, John R. Block, Arthur L. Kelly, Leonard A. Hadley, Arnold R. Weber, Antonio Madero B., Thomas H. Patrick.

John R. Block (15)
President
Food Distributors International

Crandall C. Bowles (6)
Chairman, President and Chief Executive Officer
Springs Industries, Inc.
textiles

T. Kevin Dunnigan (1)
Chairman, President and Chief Executive Officer
Thomas & Betts Corporation
electrical components

Leonard A. Hadley (7)
Retired President and Chief Executive Officer
Maytag Corporation
appliances

Regina E. Herzlinger (8)
Professor of Business Administration
Harvard Business School

Arthur L. Kelly (8)
Managing Partner
KEL Enterprises L.P.
holding and investment partnership

Robert W. Lane (1)
Chairman and Chief Executive Officer
Deere & Company

Antonio Madero B. (4)
Chairman, President and Chief Executive Officer
SANLUIS Corporación, S.A. de C.V.
automotive components manufacturing and mining

( ) Figures in parentheses represent years of board service.

Thomas H. Patrick (1)
Executive Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
financial services

John R. Stafford (4)
Chairman
American Home Products Corporation
pharmaceuticals and consumer health care

John R. Walter (10)
Chairman
Ashlin Management Corporation
private investments

Arnold R. Weber (7)
President Emeritus
Northwestern University

Committees

Executive Committee
Robert W. Lane, Chair
Leonard A. Hadley
Regina E. Herzlinger
Arthur L. Kelly
John R. Stafford

Audit Review Committee
Leonard A. Hadley, Chair
T. Kevin Dunnigan
Regina E. Herzlinger
Arthur L. Kelly
Antonio Madero B.

Compensation Committee
John R. Stafford, Chair
John R. Block
Crandall C. Bowles
Thomas H. Patrick
John R. Walter
Arnold R. Weber

Corporate Governance Committee
Regina E. Herzlinger, Chair
Crandall C. Bowles
T. Kevin Dunnigan
John R. Stafford
John R. Walter

Pension Plan Oversight Committee
Arthur L. Kelly, Chair
John R. Block
Leonard A. Hadley
Antonio Madero B.
Thomas H. Patrick
Arnold R. Weber

Construction & Forestry launches sweeping restructuring program to bolster performance

Record number of innovative products introduced to strengthen global competitive position

John Deere Landscapes formed through acquisitions of McGinnis Farms and Century Rain Aid

Company sells Homelite assets, exiting hand-held consumer products business

Business Is Great As Our Products 2001

$2.2 billion of trade receivables sold to Credit in move to improve asset management

Initiative to reduce salaried workforce gets under way to help streamline cost structure

Waterloo Works redevelopment begins, targeting significant improvements in delivery time, asset intensity and cost control

Construction & Forestry to assume marketing responsibility for Hitachi-brand products in the Americas

NOTHING RUNS LIKE A DEERE



JOHN DEERE

Deere & Company One John Deere Place Moline, Illinois 61265 Phone: (309) 765-8000 Internet: www.johndeere.com